Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

HEXION SPECIALTY CHEMICALS, INC.,

NIMBUS MERGER SUB INC.

and

HUNTSMAN CORPORATION

Dated as of July 12, 2007

TABLE OF CONTENTS

		Page

	ARTICLE I
	THE MERGER

1.1	The Merger; Effective Time of the Merger	2
1.2	Closing	2
1.3	Effect of the Merger	3
1.4	Certificate of Incorporation and Bylaws	3
1.5	Directors and Officers	3

	ARTICLE II
	EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES

2.1	Effect of the Merger on Capital Stock	3
2.2	Appraisal Rights	4
2.3	Treatment of Company Stock Options	5
2.4	Treatment of Restricted Company Common Stock	5
2.5	Payment for Securities	6

	ARTICLE III
	REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company	9
3.2	Representations and Warranties of Parent and Merger Sub	25

	ARTICLE IV
	COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

4.1	Conduct of Business by the Company Pending the Merger	30
4.2	No Solicitation	35

	ARTICLE V
	ADDITIONAL AGREEMENTS

5.1	Preparation of Proxy Statement	39
5.2	Access to Information	40
5.3	Stockholders’ Meeting and Board Recommendation	41
5.4	HSR and Other Approvals	41
5.5	Employee Matters	43
5.6	Indemnification; Directors’ and Officers’ Insurance	44
5.7	Agreement to Defend; Stockholder Litigation	46
5.8	Public Announcements	47
5.9	Advice of Certain Matters; Control of Business	47
5.10	Conveyance Taxes	47
5.11	Investigation by Parent and Merger Sub; No Other Representations or Warranties	47

5.12	Financing	48
5.13	Reasonable Best Efforts; Notification; Solvency Letter	49
5.14	5% Preferred Stock Conversion	52
5.15	Debt Offer	52
5.16	Rule 16b-3	53

	ARTICLE VI
	CONDITIONS PRECEDENT

6.1	Conditions to Each Party’s Obligation to Effect the Merger	53
6.2	Additional Conditions to Obligations of Parent and Merger Sub	54
6.3	Additional Conditions to Obligations of the Company	55

	ARTICLE VII
	TERMINATION

7.1	Termination	56
7.2	Notice of Termination; Effect of Termination	58
7.3	Expenses and Other Payments	58
7.4	Financing Breach	60

	ARTICLE VIII
	GENERAL PROVISIONS

8.1	Schedule Definitions	61
8.2	Nonsurvival of Representations, Warranties and Agreements	61
8.3	Notices	61
8.4	Rules of Construction	62
8.5	Counterparts	64
8.6	Entire Agreement; No Third Party Beneficiaries	64
8.7	Governing Law; Waiver of Jury Trial	64
8.8	No Remedy in Certain Circumstances	65
8.9	Assignment	65
8.10	Affiliate Liability	66
8.11	Specific Performance	66
8.12	Joint Liability	66
8.13	Amendment	67
8.14	Extension; Waiver	67

EXHIBITS:

Exhibit A                Certificate of Incorporation

Exhibit B                Commitment Letter

INDEX OF DEFINED TERMS

Definition	Section

5% Preferred Stock	2.1(b)(i)
Acceptable Confidentiality Agreement	4.2(g)
Adjustment Date	2.1(b)(i)
Affiliate	2.5(c)(ii)
Aggregated Group	3.1(l)(i)
Agreement	Preface
Alternate Financing	5.12(c)
Antitrust Authority	5.4(b)
Antitrust Laws	5.4(b)
Antitrust Prohibition	5.4(b)
Appraisal Shares	2.2
Appraiser	5.13(f)
Book-Entry Shares	2.5(b)(i)(A)
Business Day	1.2
Cap Amount	5.6(d)
Certificate of Designations	4.1(a)
Certificate of Merger	1.1
Certificates	2.5(b)(i)(A)
Closing	1.1
Closing Date	1.2
Code	3.1(l)(i)
Commitment Letter	3.2(e)
Company	Preface
Company Affiliate	8.10
Company Bylaws	3.1(a)
Company Certificate of Incorporation	3.1(a)
Company Common Stock	2.1(b)(i)
Company Contracts	3.1(u)
Company Disclosure Letter	3.1
Company Intellectual Property	3.1(n)
Company Material Adverse Effect	3.1(a)
Company Permits	3.1(i)
Company Preferred Stock	3.1(b)
Company SEC Documents	3.1(d)(i)
Company Stock Option	2.3
Company Stock Plan	2.3
Competing Proposal	4.2(g)
Confidentiality Agreement	5.2
Corporate Officers	4.1(j)
Debt Offer	5.15(a)
DGCL	1.1
Divestiture Action	5.4(b)
Effective Time	1.1

Employee Benefit Plan	3.1(l)(i)
Encumbrances	3.1(b)
Environmental Laws	3.1(p)(i)(A)
ERISA	3.1(l)(i)
Exchange Act	3.1(c)(iii)
Existing Credit Agreement	5.13(b)
Financing	3.2(e)
First Eligible Closing Date	1.2
Foundation/Fund Voting Agreement	Preface
GAAP	3.1(d)(ii)
Governmental Entity	3.1(c)(ii)
Hazardous Materials	3.1(p)(i)(B)
HSR Act	3.1(c)(iii)
Indemnified Liabilities	5.6(a)
Indemnified Persons	5.6(a)
Initiation Date	1.2
knowledge	3.1(i)
Letter of Transmittal	2.5(b)(i)(A)
Marketing Period	1.2
Material Company Insurance Policies	3.1(q)
Material Leased Real Property	3.1(w)
Material Real Property Lease	3.1(w)
Merger	Preface
Merger Consideration	2.1(b)(i)
Merger Sub	Preface
MP Voting Agreement	Preface
New Commitment Letter	5.12(c)
Notes	5.15(a)
Offer Documents	5.15(a)
Option Consideration	2.3
Option Surrender Agreement	2.3
Outside Date	1.2
Owned Real Property	3.1(w)
Parent	Preface
Parent Closing Option	1.2
Parent Disclosure Letter	3.2
Parent Group	5.5(a)
Parent Material Adverse Effect	3.2(a)
Parent Permits	3.2(j)
Parent SEC Documents	3.2(f)(i)
Paying Agent	2.5(a)
Payment Fund	2.5(a)
PBGC	3.1(l)(ii)(B)
Pensions Act 2004	3.1(l)(iii)
Permitted Encumbrances	3.1(o)
Person	2.5(b)(ii)

Preferred Stock Conversion	5.14
Premerger Notification Rules	5.4(b)
Proxy Statement	3.1(c)(iii)
Real Properties	3.1(w)
Real Property	3.1(w)
Reimbursement Amount	Preface
Release	3.1(p)(i)(C)
Representatives	5.2
Required Amounts	3.2(e)
SEC	3.1(d)(i)
SEC Documents	3.1(d)(i)
Section 203	3.1(v)
Section 5.13(c) Financial Information	5.13(c)
Securities Act	3.1(d)(i)
Significant Subsidiary	3.1(a)
Solvency Letter	5.13(f)
Subsidiary	3.1(a)
Subsidiary SEC Documents	3.1(c)(iv)
Superior Proposal	4.2(g)
Surviving Corporation	1.3
Tax Returns	3.1(k)(iv)
Taxes	3.1(k)(iv)
Terminable Breach	7.1(b)(iii)
Termination Date	7.1(b)(ii)
Transaction Agreements	3.1(a)
Transactions	Preface
UK Benefit Plan	3.1(l)(iii)
Voting Agreements	Preface
Voting Debt	3.1(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 12, 2007 (this “Agreement”), among Hexion Specialty Chemicals, Inc., a New Jersey corporation (“Parent”), Nimbus Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Huntsman Corporation, a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of the Company, the Parent and Merger Sub have approved and declared advisable, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated by the Transaction Agreements (collectively, the “Transactions”) and also to prescribe various conditions to the Merger and the other Transactions;

WHEREAS, contemporaneously with the execution of this Agreement by each party hereto, Parent has provided the Company with $100 million (the “Reimbursement Amount”) in order to fund one-half of the fee paid to Basell AF pursuant to that certain agreement and plan of merger, dated as of June 26, 2007, among Basell AF, BI Acquisition Holdings Limited and the Company; and

WHEREAS, contemporaneously with the execution of this Agreement and as a condition to the willingness of Parent to enter into this Agreement,  the Jon and Karen Huntsman Foundation, Fidelity Charitable Gift Fund and Jon M. Huntsman are entering into a voting agreement with Parent (the “Foundation/Fund Voting Agreement”), pursuant to which the Company stockholders parties thereto have agreed, among other things, to vote in favor of the Merger in accordance with the terms and provisions thereof and the terms and provisions of the governance documents of the HMP Equity Trust, a Delaware trust, if applicable.

WHEREAS, contemporaneously with the execution of this Agreement, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P. and Parent are entering into a Voting Agreement (the “MP Voting Agreement” and together with the Foundation/Fund Voting Agreement, the “Voting Agreements”), pursuant to which the Company stockholders parties thereto have agreed, among other things, to vote in favor of the Merger in accordance with the terms and provisions thereof and the terms and provisions of the governance documents of the HMP Equity Trust, a Delaware trust, if applicable.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties to this Agreement agree as follows:

ARTICLE I
THE MERGER

1.1           The Merger; Effective Time of the Merger.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with provisions of the General Corporation Law of the State of Delaware (the “DGCL”).  As soon as practicable on the Closing Date after the closing of the Merger (the “Closing”), a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware.  The Merger shall become effective upon the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

1.2           Closing.  The Closing shall take place at 9:30 a.m., Houston, Texas time, on a date that is two Business Days following the satisfaction or (to the extent permitted by applicable law) waiver in accordance with this Agreement of all of the conditions set forth in Article VI (other than (i) any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable law) waived in accordance with this Agreement on the Closing Date, (ii) the condition set forth in Section 6.2(d), (iii) Section 6.3(c) and (iv) Section 6.3(d)) (such date being, the “First Eligible Closing Date”) at the offices of Vinson & Elkins L.L.P. in Houston, Texas, or such other place as Parent and the Company may agree in writing.  Notwithstanding the foregoing, at the option of the Parent (the “Parent Closing Option”) the Closing may take place on a date that is the earlier of (a) a Business Day on or after the First Eligible Closing Date during the Marketing Period to be specified by Parent on no less than five Business Days notice to the Company and (b) the final day of the Marketing Period.  The “Closing Date” shall mean the date on which the Closing occurs.  “Business Day” shall mean a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.  “Marketing Period” shall mean the first period of 20 consecutive Business Days after the Initiation Date throughout which (A) Merger Sub shall have had the Section 5.13(c) Financial Information, (B) the Section 5.13(c) Financial Information that is applicable to the first day of the Marketing Period is as of and for the same periods as such information applicable to the last day of the Marketing Period and (C) nothing has occurred and no condition exists that would cause any of the conditions set forth in Article VI to fail to be satisfied assuming the Closing were to be scheduled on the final day of the Marketing Period; provided, that such period shall not include any period that includes any of the periods from and including December 15, 2007 through and including January 1, 2008, February 15, 2008 through and including March 23, 2008 or August 16, 2008 through and including September 1, 2008; and provided further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.  For purposes of this Agreement, “Initiation Date “ shall mean the first Business Day following the date on which the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than (i) conditions that by their nature can only be satisfied at the Closing or (ii) the condition set forth in Section 6.2(d)); provided, that the Initiation Date shall not occur on any date earlier than the date upon which the Company notifies Parent in writing that all of the conditions to the Initiation Date have occurred (unless the Parent provides the Company with a written waiver of such requirement to deliver notice).  If Parent elects to exercise the Parent Closing Option and the Marketing Period extends beyond September 28, 2008 (the “Outside Date”), then from and after the Outside Date, the conditions in Section 6.2(a), Section 6.2(b)(ii) and Section 6.2(e) shall be deemed to have been satisfied.  If the Closing is scheduled to occur on a date other than a Business Day, then the Closing shall occur on the immediately following Business Day.

1.3           Effect of the Merger.  At the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).   The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

1.4           Certificate of Incorporation and Bylaws.  At the Effective Time and subject to Section 5.6(b), (a) the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety in the form of Exhibit A hereto, and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law; and (b) the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.5           Directors and Officers.  From and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES

2.1           Effect of the Merger on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of their securities:

(a)           Capital Stock of Merger Sub.  Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one share of common stock, par value $0.01 per share, of the Surviving Corporation, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.

(b)           Capital Stock of the Company.

(i)            Subject to the other provisions of this Article II, each share of common stock of the Company, par value $0.01 per share (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock described in clause (ii) of this Section 2.1(b) and any Appraisal Shares), including for the avoidance of doubt any shares of Company Common Stock outstanding immediately prior to the Effective Time (x) that were issued upon the conversion of the 5% Mandatory Convertible Preferred Stock of the Company (the “5% Preferred Stock”) or (y) whose prior restrictions have lapsed pursuant to Section 2.4, shall be converted into the right to receive $28.00 in cash, without interest.  In the event that the Effective Time shall not have occurred by April 5, 2008 (the “Adjustment Date”), the $28.00 per share of Company Common Stock to be paid pursuant to the preceding sentence shall be increased for each day after the Adjustment Date, through and including the Closing Date, by adding thereto the excess (which shall not be less than zero) of (i) an amount equal to $0.006137 per day over (ii) any dividends or distributions (valued at the Closing Date using 8% simple interest per annum from the applicable date of payment) declared, made or paid (without duplication) on a share of Company Common Stock or Company Preferred Stock from and after the Adjustment Date through and including the Closing Date (the amount per share of Company Common Stock to be paid pursuant to this Section 2.1(b)(i) (rounding to the nearest cent) is referred to as the “Merger Consideration.”)  All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist.  Each holder of a certificate previously representing any such converted shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(ii)           Subject to Section 5.14, all shares of 5% Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any such shares described in clause (iii) of this Section 2.1(b)) shall remain outstanding and be entitled to the rights and privileges set forth in the Certificate of Incorporation of the Company to be issued or paid in consideration therefor upon the surrender of such certificates in accordance with Section 2.5.

(iii)          All shares of Company Common Stock or 5% Preferred Stock held by the Company as treasury shares or by Parent or Merger Sub or by any Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable therefor.

(c)           Impact of Stock Splits, Etc.  In the event of any change in the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock (including Company Stock Options), issued and outstanding between the date of this Agreement and the Effective Time by reason of any stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Merger Consideration to be paid for each share of Company Common Stock (or Option Consideration to be paid for any Company Stock Option, as the case may be) as provided in this Agreement shall be equitably adjusted to effect such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration or the Option Consideration, as the case may be, subject to further adjustment in accordance with this Section 2.1(c).

2.2           Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder (excluding any shares described in Section 2.1(b)(iii)) who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.1(b), but instead at the Effective Time the holders of Appraisal Shares shall become entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL and at the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist and the holder of such shares shall cease to have any rights with respect thereto, except as set forth in this Section 2.2.  Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease, and each of such holder’s Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive, without interest thereon, the Merger Consideration.  The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL that are received by the Company for appraisal of any shares of Company Common Stock, and provide Parent with the opportunity to participate in and control all negotiations and proceedings with respect to demands for appraisal under the DGCL.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.3           Treatment of Company Stock Options.  The Company agrees that it will take such actions as are necessary to cause at the Effective Time each option for the purchase of Company Common Stock then outstanding (“Company Stock Option”), whether or not exercisable, under the Company’s Stock Incentive Plan (the “Company Stock Plan”), to become fully exercisable (if not then fully exercisable), and such options shall thereafter be cancelled and shall automatically cease to exist, and each holder of Company Stock Options shall cease to have any rights with respect to such Company Stock Option except the right to receive the following consideration upon delivery of an option surrender agreement, which shall be in a form reasonably agreed to by Parent and the Company prior to the Closing (“Option Surrender Agreement”) in accordance with Section 2.5(b)(i)(B):  for each share of Company Common Stock subject to such Company Stock Option, an amount in cash (without interest) equal to the excess, if any, of (i) the Merger Consideration payable in respect of a share of Company Common Stock over (ii) the per share exercise price of such Company Stock Option (such amount in cash as described above being hereinafter referred to as the “Option Consideration”).  Parent and Merger Sub acknowledge and agree that the actions described in the preceding sentence shall occur at the Effective Time without any action on the part of Merger Sub, Parent or any of their respective stockholders.

2.4           Treatment of Restricted Company Common Stock.  Immediately prior to the Effective Time, the restrictions applicable to each share of restricted Company Common Stock (including restricted stock units and phantom stock, except as set forth in Schedule 4.1(b) of the Company Disclosure Letter) issued or granted pursuant to the Company Stock Plan shall immediately lapse, and, at the Effective Time, each share of such Company Common Stock (including restricted stock units and phantom stock, except as set forth in Schedule 4.1(b) of the Company Disclosure Letter) shall be converted into the right to receive the Merger Consideration in accordance with the terms hereof.

2.5           Payment for Securities.

(a)           Paying Agent; Payment Fund.  Prior to the Effective Time, Merger Sub shall enter into an agreement with an entity designated by Parent and reasonably acceptable to the Company to act as agent for the holders of Company Common Stock and holders of the Company Stock Options in connection with the Merger (the “Paying Agent”) and to receive the Merger Consideration and the Option Consideration to which such holders shall become entitled pursuant to this Article II.  On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of shares of Company Common Stock and Company Stock Options, for payment in accordance with this Article II through the Paying Agent, cash in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 2.1 and the aggregate Option Consideration payable pursuant to Section 2.3 (the “Payment Fund”).  The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration payable pursuant to Section 2.1 and the Option Consideration payable pursuant to Section 2.3, in each case, out of the Payment Fund.  The Payment Fund shall be invested in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; provided, however, that any interest or other income resulting from the investment of the Payment Fund shall be solely for the account of Parent or the Surviving Corporation.  If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock and Company Stock Options shall be entitled under Section 2.1 and Section 2.3, respectively, Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.  The Payment Fund shall not be used for any other purpose.  The Surviving Corporation shall pay all charges and expenses of the Paying Agent in connection with the exchange of shares for the Merger Consideration and the surrender of Company Stock Options for the Option Consideration.

(b)           Payment Procedures.

(i)            As soon as practicable after the Effective Time, Parent shall cause the Paying Agent to deliver:

(A)          to each record holder, as of immediately prior to the Effective Time, of (1) an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (2) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a customary letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the

Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section 2.1(b)(i); and

(B)           to each holder of a Company Stock Option as of the Effective Time (1) an Option Surrender Agreement, and (2) instructions for use in effecting the surrender of such Company Stock Option in exchange for the Option Consideration.

(ii)           Upon surrender to the Paying Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Surviving Corporation or the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share formerly represented by such Certificate or Book-Entry Shares and such Certificate or book-entry shall then be canceled.  No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares.  If payment of the Merger Consideration is to be made to an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity (“Person”), other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable.  Until surrendered as contemplated by this Section 2.5(b)(ii), each Certificate and each Book-Entry Share shall, subject to Section 2.2, be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Article II.

(iii)          Upon surrender of a Company Stock Option for cancellation to the Paying Agent, together with the Option Surrender Agreement, duly executed, and any other documents reasonably required by the Surviving Corporation or the Paying Agent, the holder of the Company Stock Option shall be entitled to receive in exchange therefor the amount of cash which such holder has the right to receive pursuant to the provisions of Section 2.3, and the Company Stock Option so surrendered shall then be canceled.  Until surrendered in accordance with the provisions of this Section 2.5(b)(iii), each Company Stock Option shall be deemed at any time after the Effective Time to represent for all purposes only the right to receive the Option Consideration as contemplated by this Article II.

(c)           Termination of Rights.

(i)            All Merger Consideration paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common

Stock.  After the close of business on the date of the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares (other than certificates evidencing shares described in clause (ii) of Section 2.1(b)) are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates as provided in this Article II.

(ii)           The surrender of a Company Stock Option in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Stock Option.  Prior to the Effective Time, the Company shall take all action necessary (including causing the Board of Directors of the Company (or any committees thereof) to take such actions as are allowed by the Company Stock Plans) to ensure that, following the Effective Time, without any action required by any holder of Company Options, (A) no participant in the Company Stock Plans or any other plans, programs or arrangements of the Company shall have any right thereunder to acquire or otherwise receive any capital stock of, or other equity or similar interests in, the Company, the Surviving Corporation or any Affiliate (as such term is defined in Rule 405 under the Securities Act, an “Affiliate”) thereof and (B) the Company Stock Options may be surrendered in exchange for the Option Consideration pursuant to the terms of this Agreement.

(d)           Termination of Payment Fund.  Any portion of the Payment Fund (including any interest thereon) that remains undistributed to the former common stockholders or optionholders of the Company on the 365th day after the date on which the Effective Time occurs shall be delivered to the Surviving Corporation, upon demand, and any former common stockholders or optionholders of the Company who have not theretofore received the Merger Consideration or Option Consideration to which they are entitled under this Article II shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)           No Liability.  None of the Surviving Corporation, Parent, Merger Sub or the Paying Agent shall be liable to any holder of Company Common Stock or Company Stock Option for any amount of Merger Consideration or Option Consideration, as applicable, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificate, Book-Entry Share or Company Stock Option has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration or Option Consideration in respect of such Certificate, Book-Entry Share or Company Stock Option would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate, Book-Entry Share or Company Stock Option shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost, Stolen, or Destroyed Certificates.  If any Certificate (other than a Certificate evidencing shares described in clause (ii) of Section 2.1(b)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving

Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the amount of Merger Consideration payable in respect of the number of shares of Company Common Stock formerly represented by such Certificate pursuant to the provisions of this Article II.

(g)           Withholding Taxes.  Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock or Company Stock Options pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Tax laws.  To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Company Stock Options, as applicable, in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of the Company.  Except as set forth on the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the SEC Documents (and then only to the extent reasonably apparent in the SEC Documents that such disclosed item is an event, item or occurrence that constitutes a breach of a representation or warranty set forth in this Section 3.1), the Company represents and warrants to Parent and Merger Sub as follows:

(a)           Organization, Standing and Power.  Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and each of the Company and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, or so to qualify or be in good standing would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below) or a material and adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.  The Company has heretofore made available to Parent complete and correct copies of its Amended and Restated Certificate of Incorporation (the “Company Certificate of Incorporation”), and its Amended and Restated Bylaws (the “Company Bylaws”) as well as the similar organizational documents of each Significant Subsidiary, in each case as of the date hereof.  The respective jurisdictions of incorporation or organization of each Significant Subsidiary of the Company are identified on Schedule 3.1(a) of the Company Disclosure Letter.  As used in this Agreement:  (i) ”Significant Subsidiary” means Huntsman

International LLC, Huntsman Advanced Materials LLC and Huntsman Petrochemical Corporation; (ii) a “Company Material Adverse Effect” means any occurrence, condition, change, event or effect that is materially adverse to the financial condition, business, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following constitute a Company Material Adverse Effect:  (A) any occurrence, condition, change, event or effect resulting from or relating to changes in general economic or financial market conditions, except in the event, and only to the extent, that such occurrence, condition, change, event or effect has had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the chemical industry; (B) any occurrence, condition, change, event or effect that affects the chemical industry generally (including changes in commodity prices, general market prices and regulatory changes affecting the chemical industry generally) except in the event, and only to the extent, that such occurrence, condition, change, event or effect has had a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the chemical industry, (C) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of war or the occurrence of any natural disasters and acts of terrorism, except in the event, and only to the extent, of any damage or destruction to or loss of the Company’s or its Subsidiaries’ physical properties; (D) any occurrence, condition, change, event or effect resulting from or relating to the announcement or pendency of the Transactions (provided, however, that this clause (D) shall not diminish the effect of, and shall be disregarded for purposes of, the representations and warranties relating to required consents, approvals, change in control provisions or similar rights of acceleration, termination, modification or waiver based upon the entering into of this Agreement or consummation of the Merger); (E)  any change in GAAP, or in the interpretation thereof, as imposed upon the Company, its Subsidiaries or their respective businesses or any change in law, or in the interpretation thereof; (F) any occurrence, condition, change, event or effect resulting from compliance by the Company and its Subsidiaries with the terms of this Agreement and each other agreement to be executed and delivered in connection herewith and therewith (collectively, the “Transaction Agreements”), actions permitted by this Agreement (or otherwise consented to by Parent) or effectuating the Financing; or (G) any occurrence, condition, change, event or effect resulting from or in connection with any Divestiture Action; and (iii) “Subsidiary” means, with respect to any party, any corporation, partnership, limited liability company or other legal entity or organization, whether incorporated or unincorporated, of which: (1) such party or any other Subsidiary of such party is a general partner or a managing member or has similar authority; or (2) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, limited liability company or other legal entity or organization is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries.

(b)           Capital Structure.  As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 1,200,000,000 shares of Company Common Stock and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which 5,750,000 shares are designated as 5% Preferred Stock.  At the close of business on June 14, 2007:  (A) 221,923,556 shares of Company Common Stock were issued and outstanding, including 976,284 shares of restricted Company Common Stock issued pursuant to the Company Stock Plan; (B) 5,750,000 shares of 5% Preferred Stock were issued and outstanding; (C)  13,526,854 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan, of which 6,425,725 shares of Company Common Stock were subject to issuance upon exercise of outstanding Company Stock Options, 145,421 shares representing phantom stock grants under the Company Stock Plan, and 30,840 shares of Company Common Stock were subject to issuance upon exercise of outstanding restricted stock units; and (D) no Voting Debt (as defined below) was issued and outstanding.  The term “Voting Debt” means bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of the Company may vote.  All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights.  Except for the 5% Preferred Stock, Schedule 3.1(b) of the Company Disclosure Letter lists, as of June 14, 2007, all outstanding options, restricted stock (including restricted stock units), phantom stock, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and (i) the exercise, conversion, purchase, exchange or other similar price thereof and (ii) whether such options, restricted stock (including restricted stock units), phantom stock, warrants or other rights are vested or unvested and the vesting schedule thereof).  All outstanding shares of capital stock of the Subsidiaries of the Company that are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind (“Encumbrances”).  Except as set forth in this Section 3.1(b), and except for changes since June 14, 2007 resulting from (i) the exercise of stock options outstanding at such date or the conversion of the 5% Preferred Stock (and the issuance of shares thereunder) or (ii) stock grants or other awards granted in accordance with Section 4.1(b), there are outstanding:  (1) no shares of capital stock, Voting Debt or other voting securities of the Company; (2) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of the Company, and (3) no options, restricted stock (including restricted stock units), phantom stock, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.  There are not any stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company.  The Company has no (x) material joint venture or other similar material equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 3.1(b) of the Company Disclosure Letter.

(c)           Authority; No Violations; Consents and Approvals.

(i)            The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject, with respect to consummation of the Merger, to adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the Company Certificate of Incorporation and Company Bylaws, to consummate the Merger.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the Company Certificate of Incorporation and Company Bylaws.  This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii)           The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (A) the Certificate of Incorporation or Bylaws or any provision of the comparable charter or organizational documents of any of (i) the Company or the Company’s Significant Subsidiaries or (ii) any other Subsidiary of the Company, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (C) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 3.1(c)(iii) are duly and timely obtained or made and the adoption of this Agreement by the stockholders of the Company has been obtained, any judgment, order, decree, statute, law, ordinance, rule or regulation of any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (A)(ii), (B) and (C), (1) any such violations, defaults, acceleration, losses, or Encumbrances that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or a material and adverse effect on the Company’s ability to perform its obligations under this Agreement or to consummate the Merger and (2) any such violations, defaults, acceleration, losses or Encumbrances resulting from the Financing.

(iii)          No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity, is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for:  (A) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (B) any such consents, approvals, orders, authorizations, registrations, declarations, filings or permits required in connection with the Financing; (C) the filing with the SEC of (1) a proxy statement in preliminary and definitive form relating to the meeting of the stockholders of the Company to be held in connection with adoption of this Agreement (the “Proxy Statement”) and (2) such reports under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (D) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (E) filings with the New York Stock Exchange, Inc.; (F) such filings and approvals as may be required by any applicable state securities or “blue sky” or takeover laws; (G) such filings and approvals as may be required by any foreign premerger notification or competition, securities, corporate or other law, rule or regulation set forth on Schedule 3.1(c) of the Company Disclosure Letter; and (H) any such consent, approval, order, authorization, registration, filing, or permit that the failure to obtain or make would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or a material and adverse effect on the Company’s ability to perform its obligations under this Agreement or to consummate the Merger.

(iv)          Except as set forth in Schedule 3.1(d) of the Company Disclosure Letter, none of the Company’s Subsidiaries is, or has at any time since January 1, 2005 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.  With respect to the filings pursuant to the requirements of Section 13(a) or 15(d) of the Exchange Act with the SEC of each Person set forth in Schedule 3.1(d) of the Company Disclosure Letter made at any time between January 1, 2005 and the date hereof (the “Subsidiary SEC Documents”), as of their respective dates, each of the Subsidiary SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Subsidiary SEC Documents, and none of the Subsidiary SEC Documents contained, when filed, or if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)           SEC Documents.

(i)            The Company has made available to Parent (including, for purposes of compliance with this representation, pursuant to the SEC’s “EDGAR” system) a true and complete copy of each report, statement, schedule, prospectus, registration statement and definitive proxy statement filed by the Company with the Securities and Exchange Commission (the “SEC”) since February 15, 2005 and prior to the date of this Agreement (the “Company SEC Documents” and, together with the Subsidiary SEC Documents, the “SEC Documents”), which are all the documents (other than preliminary material) that the Company was required to file with the SEC since February 15, 2005 and prior to the date of this Agreement.  As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)           The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(iii)          As of the date of this Agreement, the Company has disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report its consolidated financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  The Company and its consolidated Subsidiaries have established and maintain “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act); such disclosures controls and procedures are reasonably designed to ensure that material information relating to the Company and its consolidated Subsidiaries is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(e)           Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the meeting of such stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement in the form mailed to stockholders will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

(f)            Absence of Certain Changes or Events.

(i)            From December 31, 2006 through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, had or would be reasonably likely to have a Company Material Adverse Effect.

(ii)           From December 31, 2006 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(g)           No Undisclosed Material Liabilities.  There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (i) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2006 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006; (ii) liabilities incurred in the ordinary course of business subsequent to December 31, 2006; (iii) liabilities for fees and expenses incurred in connection with the Transactions; (iv) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; (v) liabilities incurred as permitted under Section 4.1(l); and (vi) liabilities which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(h)           No Default.  Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or Bylaws or the comparable charter or organizational documents of any Subsidiary of the Company, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is now a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity applicable to the Company or any of its Subsidiaries, except, in the case of clauses (i) (with respect to the Subsidiaries other than any of the Significant Subsidiaries), (ii) and (iii), for defaults or violations which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or a material and adverse effect on the Company’s ability to perform its obligations under this Agreement and to consummate the Merger.

(i)            Compliance with Applicable Laws.  The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure so to hold would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time during the past three years have been conducted, in violation of any law, ordinance or regulation of any Governmental Entity, except for violations which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  For purposes of this Agreement, “knowledge,” of the Company or Parent, as applicable, means the actual knowledge after reasonable inquiry of the executive officers of the Company or Parent (including in the case of Parent, partners, officers, associates and other employees of any controlling stockholder of Parent who have worked on this Agreement and the Transactions), as applicable, and any other officer of the Company or Parent, as applicable, having primary responsibility for the matter in question.

(j)            Litigation.  There are no suits, actions or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any such suits, actions or proceedings that (i) do not involve, in any individual case, a claim for monetary damages in excess of $25,000,000, (ii) would not materially prohibit or restrict the Company and its Subsidiaries from operating their business as they have historically, or (iii) would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no (A) suit, action or proceeding pending, or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or (B) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries, in either case that would be reasonably likely to have, individually or in the aggregate, a material and adverse effect on the ability of the Company to perform its obligations hereunder or to consummate the Merger.  To the knowledge of the Company, no officer or director of the Company or any Significant Subsidiary of the Company is a defendant in any material suit, claim, action, proceeding, arbitration or mediation in connection with his or her status as an officer or director of the Company or any Subsidiary of the Company.  Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgments, orders or decrees, except for those judgments, orders or decrees that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(k)           Taxes.

(i)            Except where the failure to file such Tax Returns, pay such Taxes or satisfy such withholding Tax requirements would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (A) all Tax Returns which are required to be filed by the Company or any of its Subsidiaries on or before the Closing Date have been or will be timely filed and such Tax Returns were or will be true, correct and complete when filed; (B) all Taxes which are (or have been) due on or before the Closing Date (other than Taxes being contested in good faith by appropriate proceedings) have been or will be timely paid in full; and (C) all withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries on or before the Closing Date have been or will be satisfied in full.

(ii)           There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any

Governmental Entity prior to the date hereof that is material to the Tax position of the Company and its Subsidiaries taken as a whole.

(iii)          Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement that may or will require that any material payment be made to a party other than the Company or any of its Subsidiaries on or after the Closing Date.

(iv)          For purposes of this Agreement, “Taxes” means any taxes, charges, levies, interest, penalties, additions to tax or other assessments of any kind, including, but not limited to, income, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including any such amounts of another Person as a result of being a member of a combined, consolidated, unitary, fiscal unity, affiliated or similar tax group, by contract, as a transferee or otherwise; and “Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes.

(l)            Compensation; Benefits.

(i)            Set forth on Schedule 3.1(l)(i) of the Company Disclosure Letter is a list, as of the date hereof, of all Employee Benefit Plans.  “Employee Benefit Plan” means any material “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and whether or not subject to ERISA, any material bonus, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, equity-based, vacation, severance, retention, change in control, profit sharing, retirement, welfare, disability, death benefit, hospitalization or insurance plan, and any other material plan, agreement, or program providing compensation or benefits to any present or former employee or independent contractor of the Company or any Subsidiary of the Company or any other entity required to be aggregated with the Company under Section 414 of the United States Internal Revenue Code of 1986, as amended (the “Code”), or Section 4001 of ERISA (the “Aggregated Group”), maintained, contributed to or sponsored by (or required to be maintained, contributed to or sponsored by) any member of the Aggregated Group or with respect to which any such member has any obligations or liabilities, contingent or otherwise.  True, correct and complete copies of each of the Employee Benefit Plans, any related trust agreements, insurance contracts and other funding documents, in each case as of the date hereof, have been furnished or made available to Parent or its representatives, along with the most recent actuarial valuation reports and financial statements or accounts, the most recent summary plan description and summary of material modifications and, for Employee Benefit Plans intended to be qualified under Section 401(a) of the Code, the most recent determination letter, if any, and, for any UK Benefit Plan, a list of those employers that participate therein and a summary of any material underfunding.

(ii)           Except for such failures that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(A)          Each Employee Benefit Plan has been maintained in compliance with its terms and with all applicable laws.

(B)           As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Employee Benefit Plans.  (1) No member of the Aggregated Group participates in, contributes to or is otherwise liable (other than for premiums to the Pension Benefit Guaranty Corporation (“PBGC”) with respect to, any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (2) no “reportable event” within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred or is expected to occur, (3) no Employee Benefit Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (4) no contribution notice, financial support direction or restoration order under the Pensions Act 2004 has been received by any member of the Aggregated Group in respect of the UK Benefit Plans, and, to the knowledge of the Company, there is no circumstance likely to give rise to any such notice, direction or order, (5) the trustees of the UK Benefit Plans have not at any time entered into any agreement to reduce the amount of any debt due (under Section 75 of the UK Pensions Act 1995) to the UK Benefit Plans and (6) the PBGC has not made any inquiries with respect to any Employee Benefit Plan that is a defined benefit pension plan.

(C)           All contributions required to be made to the Employee Benefit Plans pursuant to their terms have been timely made.

(D)          There are no unfunded benefit obligations under the Employee Benefit Plans that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(E)           The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and compliance with the terms hereof (whether alone or in combination with any other event) will not, (1) entitle any current or former employee or director of the Company or any Subsidiary of the Company to severance pay, (2) except as expressly required by this Agreement, accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Benefit Plan, (3) result in any breach or violation of, or a default under, any Employee Benefit Plan, (4) cause any amounts payable under any Employee Benefit Plan (whether in cash, in property or in the form of benefits) to fail to be deductible for federal income tax purposes by virtue of Sections 280G of the Code or (5) cause all employees of an employer that participates in a multiple-employer UK Benefit Plan to cease participating in such UK Benefit Plan.

(F)           No member of the Aggregated Group maintains, contributes to, or otherwise provides for any medical, disability or life insurance benefits of any kind (other than under Section 4980B of the Code or analogous local law) to any current or future retiree or terminated employee.

(iii)          Since April 27, 2004, (A) no event has occurred and no circumstances have arisen in respect of which the UK Pensions Regulator could lawfully exercise its power under Section 52 (Restoration order where transactions at an undervalue) of the Pensions Act 2004 of the United Kingdom (“Pensions Act 2004”) in respect of any Employee Benefit Plan that provides any material benefits to employees in the United Kingdom and to which Sections 38 to 56 of the Pensions Act 2004 apply (each a “UK Benefit Plan”); (B) no event has occurred and no circumstance has arisen in respect of which the UK Pensions Regulator would normally be expected to exercise its powers under Sections 38, 43, and/or 47 of the Pensions Act 2004 in respect of any UK Benefit Plan; and (C) except as set forth in Schedule 3.1(l)(iii)(C) of the Company Disclosure Letter, no application for clearance has been made to the UK Pensions Regulator under Sections 42 and/or 46 of the Pensions Act 2004 in respect of a UK Benefit Plan.

(m)          Labor Matters.

(i)            As of the date of this Agreement, (A) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other current labor agreement with any labor union, works council or organization, (B) there is no union representation question involving employees of the Company or any of its Subsidiaries, and (C) the Company does not have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(ii)           There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other current labor agreement with any labor union, works council or organization, or other grievance proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii)          Within the three-year period prior to the date of this Agreement there has been no unfair labor practice charge or complaint against the Company or any of its Subsidiaries or, to the knowledge of the Company, pending or threatened, before (A) the National Labor Relations Board or any similar state, provincial or foreign agency, or (B) the Equal Employment Opportunity Commission or any similar state, provincial or foreign agency responsible for the prevention of unlawful employment practices, other than such matters which would not be reasonably likely to have a Company Material Adverse Effect.

(iv)          There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(v)           Within the three-year period prior to the date of this Agreement, all reductions of workforce in connection with the Company’s restructuring have been carried out in accordance with all applicable laws, ordinances and regulations of any Governmental Entity, except for such failures that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(n)           Intellectual Property.  The Company and its Subsidiaries own or have the right to use all trademarks, trade names, patents, service marks, trade secrets and copyrights necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate any intellectual property right of any other Person, except for such matters that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(o)           Personal Property.  Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to all of the personal properties and assets, tangible and intangible, that they purport to own, and valid leasehold interests in all of the personal properties and assets, tangible and intangible (other than intellectual property), that they purport to lease, in each case including the personal properties and assets reflected in the Company’s most recent consolidated balance sheet included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC, but excluding any personal property or assets that are no longer used or useful for the conduct of the business of the Company and its Subsidiaries as presently conducted or that have been disposed of in the ordinary course of business since March 31, 2007.  All such properties and assets are free and clear of all Encumbrances, except for (i) routine statutory liens securing liabilities not yet due and payable, (ii) minor Encumbrances that do not materially detract from the value of the specific asset affected or the present use of such asset, (iii) Encumbrances would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect and (iv) Encumbrances existing or expressly permitted pursuant to credit facilities of the Company and its Subsidiaries existing as of the date of this Agreement or refinancings or Encumbrances permitted under Section 4.1 hereof (collectively, “Permitted Encumbrances”).

(p)           Environmental Matters.

(i)            As used in this Agreement:

(A)          “Environmental Laws” means any and all applicable laws, statutes, regulations, rules, orders, ordinances, legally enforceable directives, and rules of common law of any Governmental Entity pertaining to protection of human safety and health (to the extent relating to exposure to Hazardous Materials) or the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal, release, threatened release, discharge, or emission of Hazardous Materials into the indoor or outdoor environment) in effect as of the date hereof;

(B)           “Hazardous Materials” means any (1) chemical, product, substance, waste, pollutant, physical agent, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (2) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (3) any petroleum hydrocarbons, petroleum products, petroleum substances, crude oil, natural gas, and any components, fractions, or derivatives thereof; and

(C)           “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

(ii)           Except for those matters that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(A)          The Company and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(B)           As of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened claims, actions, suits, investigations, inquiries or proceedings under Environmental Laws;

(C)           There have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases are reasonably likely to result in liability to the Company under Environmental Law, and, as of the date of this Agreement, neither the Company nor its Subsidiaries have received any written notice asserting an alleged liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials or the threatened Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Materials from the Company’s operations have been sent for treatment, disposal storage or handling; and

(D)          There have been no environmental investigations, studies, audits, or other analyses conducted by or on behalf of, or that are in the possession of, the Company or its Subsidiaries during the three-year period prior to the date hereof addressing potentially material matters arising under Environmental Laws with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

(iii)          Neither the Company nor any of its Subsidiaries own, lease, operate or otherwise use any properties in New Jersey with respect to which the Transactions would trigger the requirements of the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6.

(iv)          The Company does not make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law, except as expressly set forth in Section 3.1(u)(vii) and this Section 3.1(p).

(q)           Insurance.  Set forth on Schedule 3.1(q) of the Company Disclosure Letter is a true, correct and complete list of all material insurance, reinsurance and captive policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) and, to the knowledge of the Company, any material historic, occurrence-based policies of the Company and its Subsidiaries as of the date of this Agreement that are potentially responsive to liabilities of the Company and its Subsidiaries.  Each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent upon Parent’s request prior to the date of this Agreement.  All premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date.  As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.  There is no material claim by the Company or any of its Subsidiaries pending, as of the date of this Agreement, under any Material Company Insurance Policy and no material claim made between January 1, 2006 and the date of this Agreement has been denied.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has, since January 1, 2006, been refused any insurance with respect to any of its material assets or operations, nor has its coverage been limited in any material respect by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance.

(r)            Opinion of Financial Advisors.

(i)            The Board of Directors of the Company and the transaction committee thereof have received the opinion of Merrill Lynch & Co., to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of Company Common Stock, other than the entities and individuals that are that are entering into the Voting Agreements and  the HMP Equity Trust and their respective beneficiaries, controlling persons and affiliates, is fair, from a financial point of view, to such stockholders.

(ii)           The transaction committee of the Board of Directors of the Company has received the opinion of Cowen and Company, LLC, to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of Company Common Stock, other than the entities and individuals that are that are entering into the Voting Agreements and  the HMP Equity Trust and their respective beneficiaries, controlling persons and affiliates, is fair, from a financial point of view, to such stockholders.

(s)           Vote Required.  The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the Merger.

(t)            Brokers.  Except for the fees and expenses payable to Merrill Lynch & Co. and Cowen and Company, LLC (which amounts have been disclosed to Parent prior to the date hereof), no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

(u)           Certain Contracts and Arrangements.  Schedule 3.1(u) of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of: (i) each agreement to which the Company or any of its Subsidiaries is a party (other than this Agreement) that is of a type that would be required to be included as an exhibit to a Registration Statement on Form S-1 pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K of the SEC if such a registration statement was filed by the Company on the date of this Agreement; (ii) any agreement that purports to limit the manner in which, or the localities in which, all or any material portion of the Company’s business on a consolidated basis is conducted; (iii) any supply or sales contract of one year or greater remaining duration having an aggregate value, or involving payment by or to the Company or any of its Subsidiaries of more than $75.0 million on an annual basis; (iv) any contract or agreement relating to the borrowing of money or extension of credit pursuant to which the Company or any of its Subsidiaries has a borrowing capacity of more than $15.0 million or outstanding indebtedness of more than $15.0 million; (v) each agreement that contains obligations of the Company or its Subsidiaries secured by a lien (other than Permitted Encumbrances), or interest rate or currency hedging agreements, in each case in connection with which the aggregate actual or contingent obligations of the Company and its Subsidiaries under such contract are greater than $15.0 million; (vi) any contract entered into after January 1, 2006 or not yet consummated, in each case for the acquisition or disposition, directly or indirectly (by merger consolidation, combination or amalgamation), of assets (other than assets purchased pursuant to capital expenditures) or capital stock or other equity interests of another Person for aggregate consideration under such contract in excess of $5.0 million, but excluding for purposes of this clause (vi) any supply or sales contracts; (vii) any contract pursuant to which the Company or any of its Subsidiaries is burdened from continuing indemnification, “earn out” or other contingent payment obligations (whether related to environmental matters or otherwise), in each case, that would reasonably be expected to result in payments in excess of $5.0 million other than ordinary course agreements with customers or suppliers; (viii) Material Real Property

Leases; and (ix) any contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries or non-controlled joint ventures), on the other hand, that involves payments of more than $1.0 million in any one year (collectively, the “Company Contracts”).  Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder.

(v)           State Takeover Statutes.  No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination,” anti-takeover or other similar statute, rule or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL (“Section 203”)) applicable to the Company is applicable to this Agreement, the Merger or any of the other Transactions.  Assuming the accuracy of the representations made in Section 3.2(h), the action of the Board of Directors of the Company in approving this Agreement is sufficient to render inapplicable to this Agreement, the Merger, and the Voting Agreements the restrictions on “business combinations” (as defined in Section 203) as set forth in Section 203.

(w)          Real Property.  Schedule 3.1(w) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all material real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”) and for each parcel of Owned Real Property, contains a correct location and description of the business purpose of such Owned Real Property.  Schedule 3.1(w) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Material Leased Real Property”), and for each Material Leased Real Property, identifies the location of such Material Leased Real Property.  The Owned Real Property and the Material Leased Real Property shall be referred to herein, individually as “Real Property” and, collectively, as the “Real Properties”).  Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good, valid and marketable title to all Owned Real Property and valid leasehold estates in all Material Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances, (ii) each agreement under which the Company or any Subsidiary of the Company is the landlord, sub-landlord, tenant, subtenant, or occupant with respect to the Material Leased Real Property (each, a “Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and neither the Company or any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Material Real Property Lease, and a true, correct and complete copy of each Material Real Property Lease has been made available to Parent prior to the date hereof, and (iii), as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Real Properties.

(x)            Related Party Transactions.  Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or transaction with (i) any direct or indirect beneficial owner of 5% or more of the Company’s Common Stock with respect to which the Company has knowledge or (ii) any director, officer or other Affiliate of such persons or any relative of any of the foregoing except for employment or compensation agreements or arrangements with directors and officers and director and officer indemnity agreements, in each case made in the ordinary course of business consistent with past practice.

3.2           Representations and Warranties of Parent and Merger Sub.  Except as set forth on the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (and then only to the extent reasonably apparent in the Parent SEC Documents that such disclosed item is an event, item or occurrence that constitutes a breach of a representation or warranty set forth in this Section 3.2), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

(a)           Organization, Standing and Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, or so to qualify or be in good standing would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below).  Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Certificate of Incorporation or Articles of Incorporation, as applicable, and Bylaws, each as amended to date.  “Parent Material Adverse Effect” means any occurrence, condition, change, event or effect that prevents or materially delays or impairs the ability of Parent and Merger Sub to consummate the Merger and the Financing or pay the fees set forth in Section 7.3(d).

(b)           Authority; No Violations, Consents and Approvals.

(i)            Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and all agreements, instruments and documents related to the Financing and to consummate the Merger and the Financing.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the Financing have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement).  This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub.

(ii)           The execution and delivery of this Agreement does not, and the consummation of the Merger and the Financing will not result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under any provision of (A) the Certificate of Incorporation or Articles of Incorporation, as applicable, or Bylaws of Parent or Merger Sub or any provision of the comparable charter or organizational documents of any of their respective Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (C) assuming the consents, approvals, orders, authorizations, registrations, filings, or permits referred to in Section 3.2(b)(iii) are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (B) and (C), any such violations, defaults, acceleration, losses or Encumbrances that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii)          No consent, approval, order or authorization of, or registration, or filing with, or permit from, any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the Financing, except for:  (A) the filing of a premerger notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (C) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (D) such filings and approvals as may be required by any foreign premerger notification or competition, securities, corporate or other law, rule or regulation of any Governmental Entity set forth on Schedule 3.2(b)(iii) of the Parent Disclosure Letter; and (E) any such consent, approval, order, authorization, registration, filing, or permit that the failure to obtain or would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)           Information Supplied.  None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to stockholders of the Company or at the time of the meeting of such stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy

Statement, insofar as it relates to the Parent or its Subsidiaries or Affiliates or other information supplied by the Parent for inclusion therein, in the form mailed to stockholders will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(d)           Litigation.  As of the date of this Agreement, there are no suits, claim, actions, proceedings, arbitrations or mediations pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, other than any such suits, claims, actions, proceedings, arbitrations or mediations that would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgments, orders or decrees, except for those judgments, orders or decrees that would reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)           Financing.  True, correct and complete copies of the debt commitment letter dated the date of this Agreement from affiliates of each of Credit Suisse and Deutsche Bank (the “Commitment Letter”) providing for debt financing as described therein (the “Financing”), subject to the terms and conditions set forth therein are attached hereto as Exhibit B, which Commitment Letter includes a commitment to fund any payment made by Parent or Merger Sub pursuant to Section 7.3.  The Commitment Letter is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  The aggregate proceeds contemplated to be provided by the Commitment Letters will be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration (including in connection with the provisional conversion of the 5% Preferred Stock into Company Common Stock prior to the Merger), the aggregate Option Consideration, any repayment or refinancing of debt contemplated in the Commitment Letter and fees and expenses of Parent, Merger Sub and their respective Representatives incurred in connection with the Transactions (collectively, the “Required Amounts”).  The obligations of the financing sources to fund the commitments under the Commitment Letter are not subject to any conditions other than as set forth in the Commitment Letter.  As of the date of this Agreement, to the knowledge of Parent, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Commitment Letter by Parent or Merger Sub.  Parent has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Commitment Letter not being satisfied or (ii) the funding contemplated in the Commitment Letter not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement.

(f)            SEC Documents.

(i)            Parent has made available to the Company (including, for purposes of compliance with this representation, pursuant to the SEC’s “EDGAR” system) a true and complete copy of each report, statement, schedule, prospectus, registration statement and definitive proxy statement filed by Parent with the SEC since January 1, 2004 and prior to the date of this Agreement (the “Parent SEC Documents”), which are all the documents (other than preliminary material) that Parent was required to file with the SEC since January 1, 2004 and prior to the date of this Agreement.  As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)           The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(g)           Absence of Certain Changes or Events.  From December 31, 2006 through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, had or would be reasonably likely to have a Parent Material Adverse Effect.

(h)           No Undisclosed Material Liabilities.  There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (i) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2006 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the year ended December 31, 2006; (ii) liabilities incurred in the ordinary course of business subsequent to December 31, 2006; (iii) liabilities for fees and expenses incurred in connection with the Transactions; (iv) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; and (v) liabilities which would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i)            No Default.  Neither Parent nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or Bylaws or the comparable charter or organizational documents of any Subsidiary of Parent, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is now a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets is bound or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation of any

Governmental Entity applicable to Parent or any of its Subsidiaries, except, in the case of clauses (i), (ii) and (iii), for defaults or violations which would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(j)            Compliance with Applicable Laws.  Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure so to hold would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.  The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time during the past three years have been conducted, in violation of any law, ordinance or regulation of any Governmental Entity, except for violations which would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.  As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(k)           Solvency; Surviving Corporation After the Merger.  Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors.  Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, at and immediately after the Effective Time, and after giving effect to the Merger and the other transactions contemplated hereby, (i) the aggregate value of the Surviving Corporation’s assets will exceed its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) at a fair valuation and at fair saleable value; (ii) the Surviving Corporation will have the ability to pay its total debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they become due in the usual course of its business; and (iii) the Surviving Corporation will not have an unreasonably small amount of capital with which to conduct its business.

(l)            Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the Financing.  The vote or consent of Parent as the sole stockholder of Merger Sub (which has been obtained) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve and adopt this Agreement, the Merger or the other Transactions.

(m)          Ownership of Company Capital Stock.  Neither Parent nor Merger Sub “own” (within the meaning of Section 203) or have, within the last three years, “owned” any shares of Company Common Stock or 5% Preferred Stock.

(n)           Business Conduct.

(i)            Merger Sub was incorporated on June 12, 2007.  Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (A) its organization and (B) the preparation, negotiation and execution of this Agreement, the Merger and the Financing.  Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

(ii)           There are no contracts, agreements, arrangements or transactions between Parent, Merger Sub, Apollo Management, L.P. or, to the knowledge of Parent, any of their respective Affiliates, on the one hand, and any member of the Company’s current officers or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Merger.  For purposes of this Section 3.2(n), “to the knowledge of Parent” shall mean the actual knowledge after reasonable inquiry of (i) all officers and directors of Parent and (ii) all officers and employees of Apollo Management, L.P. and its Affiliates who have devoted significant time to the Merger and Financing.

ARTICLE IV
COVENANTS RELATING TO CONDUCT
OF BUSINESS PENDING THE MERGER

4.1           Conduct of Business by the Company Pending the Merger.  Except as (i) set forth on Schedule 4.1 of the Company Disclosure Letter, (ii) as expressly contemplated or permitted by this Agreement, (iii) required by any judgment, order, decree, statute, law, ordinance, rule or regulation of any Governmental Entity or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned):  (1) the Company covenants and agrees that, prior to the Effective Time, it shall, and shall cause each of its Subsidiaries to, conduct its businesses in the ordinary course and shall use reasonable best efforts to preserve intact its present business organization and material Company Permits, retain the current officers of the Company, and the other personnel identified on Schedule 4.1 of the Parent Disclosure Letter, and preserve its relationships with its key customers and suppliers and (2) without limiting the generality of the foregoing, prior to the Effective Time:

(a)           Dividends; Changes in Stock.  The Company shall not, and shall not permit any of its Subsidiaries to:  (i) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (A) payments of regular dividends or other amounts payable on the 5% Preferred Stock in accordance with the terms of the Certificate of Designations, Preferences and Rights of the 5% Preferred Stock (the “Certificate of Designations”), (B) payments of regular quarterly cash dividends not in excess of $0.10 per share of Company Common Stock per quarter and (C) dividends and distributions by a direct or indirect Subsidiary of the Company to the Company, a direct or indirect Subsidiary of the Company or any minority equityholder in a direct or indirect Subsidiary of the Company (provided, that any such dividends or distributions paid to such minority equityholders are no greater on a pro rata basis than those paid to the Company or a direct or indirect Subsidiary of the Company, as the case may be); (ii) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company, except any capital stock or equity interest of a Subsidiary or as contemplated by any director compensation plan, Employee Benefit Plan or employment agreement of the Company in each case as such terms or plans are in effect as of the date hereof.

(b)           Issuance of Securities.  The Company shall not, and shall not permit any of its Subsidiaries to, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than:  (i) the issuance of Company Common Stock upon the exercise of stock options granted under the Company Stock Plan and outstanding on the date hereof or issued in compliance with clause (iv) below or upon the conversion of 5% Preferred Stock, (ii) upon the expiration of any restrictions on any restricted stock granted under the Company Stock Plan and outstanding on the date hereof or issued in compliance with clause (iv) below, (iii) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company, and (iv) issuances of restricted stock or phantom stock granted after February 15, 2008 under the Company Stock Plan to employees and directors in amounts consistent with past practice or pursuant to action taken by the Board of Directors of the Company (or a committee thereof) and in the aggregate not covering more than 600,000 shares of Company Common Stock, which, subject to Section 2.4, shall vest in accordance with the schedule set forth on Schedule 4.1(b) of the Company Disclosure Letter.

(c)           Governing Documents; DGCL Section 203.  The Company shall not amend or propose to amend the Company Certificate of Incorporation or the Company Bylaws and shall not permit any of its Significant Subsidiaries to amend or propose to amend its certificate of incorporation or bylaws or other similar organizational documents.  The Company shall not permit any of its Subsidiaries to amend its certificate of incorporation or bylaws (or equivalent organizational documents) if such amendment would be materially adverse to the ability of Parent to effect the Financing as provided in the Commitment Letter or any New Commitment Letter.  Other than with respect to Parent, Merger Sub, the Merger and the Voting Agreements, the Company shall not waive application of Section 203 of the DGCL with respect to any person or transaction covered thereby.

(d)           No Acquisitions.  The Company shall not, and shall not permit any of its Subsidiaries to, (i) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of the Company, (ii) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, other than acquisitions and licenses as to which the purchase price (including assumed indebtedness for borrowed money) is not in excess of $100.0 million in the aggregate in any 12 month period from the date hereof and that are made following reasonable advance notice to Parent, or (iii) make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any wholly-owned Subsidiary of the Company or any existing joint venture investment of the Company or any of its Subsidiaries) except in each case for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations, in each case existing as of the date of this Agreement or otherwise not in excess of $100.0 million in the aggregate in any 12 month period from the date hereof and that are made following reasonable advance notice to Parent.

(e)           No Dispositions.  The Company shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any corporation, partnership, other business organization or division or any material assets thereof or equity interests therein, other than (i) any sales, leases or dispositions in the ordinary course of business (which shall not include sales, leases or other dispositions of any (x) corporation, partnership, other business organization or division or (y) plants, facilities and material real property and other material operating assets) or pursuant to agreements existing on the date hereof or dispositions set forth in Schedule 4.1(e) of the Company Disclosure Letter, (ii) any sale, lease or disposition for an amount not in excess of $100.0 million in the aggregate and made following reasonable advance notice to Parent and (iii) sales of receivables under the accounts receivable facilities existing on the date of this Agreement as the same may be amended or replaced in accordance with this Agreement.

(f)            No Dissolution, Etc.  The Company shall not, and shall not permit any of its Significant Subsidiaries to, adopt a plan of complete or partial liquidation or dissolution or consummate a recapitalization or other reorganization.  The Company shall not permit any of its Subsidiaries to adopt a plan of complete or partial liquidation or dissolution or consummate a recapitalization or other reorganization if such action would be materially adverse to the ability of Parent to effect the Financing as provided in the Commitment Letter or any New Commitment Letter.

(g)           Accounting.  The Company shall not, and shall not permit any of its Subsidiaries to, change in any material respect their accounting principles, methods or policies for the preparation of financial statements included in reports or registration statements filed with the SEC, except as required by GAAP or statutory accounting requirements or similar principles in Non-U.S. jurisdictions or as disclosed in any Company SEC Document.

(h)           Insurance.  The Company shall, and shall cause its Subsidiaries to, (i) use reasonable best efforts to maintain (with insurance companies substantially as financially responsible as its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with such entities’ past practice and (ii) not undertake or permit any compromise or settlement of any claim arising under any of its respective insurance policies where the losses claimed are in excess of $10.0 million.

(i)            Tax Matters.  Except as otherwise done pursuant to an acquisition permitted by Section 4.1(d) or in the ordinary course of business consistent with past practice, the Company shall not, and shall not permit any of its Subsidiaries to, (i) make or rescind any material express or deemed election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company has the capacity to make such binding election, but excluding any election that must be made periodically and is made consistent with past practice) except where such action would not have a material and adverse effect on the Tax position of the Company and its Subsidiaries taken as a whole, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 120% of the reserve for such matter on the Company financial statements or $5.0 million, or (iii) change any of its methods of reporting income or deductions for income tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years except where such change would not have a material and adverse effect on the Tax position of the Company and its Subsidiaries taken as a whole.  The Company shall promptly deliver to Parent copies of any material correspondence received from any Tax authority with respect to material Tax matters, including all significant correspondence regarding the examination report and proposed adjustments dated April 12, 2007 for HMP Equity Holdings Corporation.

(j)            Certain Employee Matters.  The Company shall not, and shall not permit any of its Subsidiaries to:  (i) grant any increases in the compensation payable or to become payable to any of the directors or officers listed in Item 10 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 or elected subsequent thereto (the “Corporate Officers”), except increases made in the ordinary course of business substantially consistent with past practice, and provided, that payments of bonuses to Corporate Officers of the Company in 2008 in accordance with the terms of the 2007 bonus plan described in Schedule 4.1(j) of the Company Disclosure Letter (a true, correct and complete copy has been provided to Parent) shall not (for purposes of this Section 4.1(j)) constitute an increase in compensation nor shall the establishment of a 2008 bonus plan on terms substantially consistent with the 2007 bonus plan; (ii) pay or agree to pay to any Corporate Officer, whether past or present, any material pension, retirement allowance or other employee benefit not required by any of the Company’s existing Employee Benefit Plans or otherwise contemplated by this Agreement; (iii) enter into any new, or materially amend any existing, employment or severance or termination agreement with any Corporate Officer of the Company; or (iv) except as otherwise done pursuant to an acquisition permitted by Section 4.1(d), establish or become obligated under any collective bargaining agreement or Employee Benefit Plan which was not in existence or approved by the Board of Directors of the Company prior to the date of this Agreement (other than any new collective bargaining agreement or Employee Benefit Plan that replaces an existing agreement or plan and contains terms that in the aggregate are not materially less favorable to the Company than the agreement or plan being replaced), or amend any such plan, agreement or arrangement in existence on the date of this Agreement if such amendment would be on terms that are materially adverse to the Company.  In relation to any UK Benefit Plan, the Company shall not, and shall not permit, other than as compelled by law, any of its Subsidiaries to: (i) make any material change to such UK Benefit Plan or to the benefits provided under it, or (ii) take any action or fail to take any action within its control with respect to which such action or inaction would, or would reasonably be expected to, cause the UK Pensions Regulator to exercise its powers under Section 38, 43, 47 or 52 of the Pensions Act 2004 (other than as a result of the transactions contemplated by this Agreement).

(k)           Related Party Agreements.  The Company shall not enter into or amend in any material manner any contract, agreement or commitment with any former or present director or officer of the Company, or with any Affiliate of any of the foregoing Persons or any other Person covered under Item 404 of Regulation S-K under the Securities Act, except as described in the SEC Documents or permitted under Section 4.1(j) above.

(l)            Indebtedness.  The Company shall not, and shall not permit any of its Subsidiaries to, (i) incur, create or assume any indebtedness for borrowed money or guarantee any such indebtedness of another Person or issue or sell any debt securities or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of another Person or (ii) except in the ordinary course of business consistent with past practice, create any material Encumbrances on any material property or assets of the Company or any of its Subsidiaries in connection with any indebtedness thereof, other than Permitted Encumbrances.  Notwithstanding the foregoing, the immediately preceding sentence shall not restrict (1) (A) the incurrence of indebtedness for borrowed money under existing credit facilities or accounts receivable securitization facilities made in the ordinary course of the Company’s business consistent with past practice, (B) extensions, renewals or refinancings of indebtedness outstanding under the existing accounts receivable securitization facilities or other existing credit facilities of the Company and its Subsidiaries, in each case (x) no earlier than six months prior to the date such facilities mature or otherwise become due pursuant to the terms of the definitive documentation relating thereto (in each case as in effect on the date of this Agreement), (y) only to the extent such facilities may be extended, renewed or refinanced without premium or penalty and (z) provided, that any such extension, renewal or refinancing of a facility does not increase the aggregate principal amount of indebtedness that may be incurred under such facility, (C) additional borrowings in an amount not to exceed $50.0 million in the aggregate that, in each case, permit prepayment of such indebtedness without penalty (other than LIBOR breakage costs), (D) indebtedness incurred in the ordinary course of business and pre-payable without more than a de minimis premium or penalty for borrowed money related to working capital lines of credit, letters of credit, overdraft facilities, hedging transactions, bank guarantees, insurance premium financings, factoring transactions and other ordinary course forms of indebtedness to the extent permitted by the Company’s or its Subsidiaries’ existing credit facilities, in an amount not to exceed $15.0 million in each individual case, (E) indebtedness incurred by the Company that is owed to any 90% or greater owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or another 90% or greater owned Subsidiary of the Company or (F) any indebtedness incurred or assumed in connection with any acquisition permitted by Section 4.1(d) or (2) the creation of any Encumbrances securing any indebtedness permitted to be incurred by clause (1) above.

(m)          Material Contracts.  Except pursuant to an acquisition permitted by Section 4.1(d) or to employment or compensation arrangements with directors and officers, the Company shall not, and shall not permit any of its Subsidiaries to, enter into or amend or modify in any manner materially adverse to the Company and its Subsidiaries taken as a whole (i) any contract or agreement (A) described in clause (i) and clause (ii) of the definition of “Company Contract”, (B) containing actual or contingent obligations of the Company or its Subsidiaries secured by a lien (other than Permitted Encumbrances) in excess of $15.0 million (except as otherwise permitted by Section 4.1(l)) (C) pursuant to which the Company or any of its Subsidiaries is burdened from continuing indemnification, “earn out” or other contingent payment obligations that in each case would reasonably be expected to result in payments in excess of $5.0 million (provided, that nothing in this clause (i)(C) shall prohibit entering into customer agreements and supply agreements in the ordinary course of business consistent with past practice) or (D) under which the Company or any Subsidiary of the Company is the landlord, tenant, subtenant or occupant with respect to real property that has an aggregate value, or involves payment by or to the Company or any of its Subsidiaries of more than $25.0 million or (ii) any supply or sales agreement that has an aggregate value, or involves payment by or to the Company or any of its Subsidiaries of more than $75.0 million on an annual basis or that has an aggregate value, or involves payment by or to the Company or any of its Subsidiaries of more than $150.0 million for the duration of the agreement, except for renewal(s), made following reasonable advance notice to Parent, on substantially similar terms of existing contracts or replacements of existing contracts with new counterparties on substantially similar terms to the existing contract being replaced.

(n)           Capital Expenditures.  The Company shall not, and shall not permit its Subsidiaries to, authorize or make capital expenditures which are, in the aggregate (i) less than 75% or (ii) greater than 110%, in each case of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the period indicated as set forth in Schedule 4.1(n) of the Company Disclosure Letter except for capital expenditures to repair damage resulting from casualty events for which there is a reasonable basis for a claim for insurance.

(o)           Prepayment of Debt.  Except (i) pursuant to Section 5.15, and (ii) the repayment of indebtedness (A) under the existing credit and securitization facilities of Huntsman International LLC and under other existing lines of credit of the Company and its Subsidiaries, or (B) pursuant to notes that as of the date hereof contractually require prepayment with proceeds from any divestiture or otherwise, the Company shall not, and shall not permit its Subsidiaries to, whether through a refinancing or otherwise voluntarily redeem, repurchase, prepay, defease, cancel, or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money in excess of $50.0 million (subject, in each case, to the terms of Section 4.1(l)).

(p)           Settlement of Claims.  Except as otherwise permitted in this Section 4.1 and except, with respect to Tax and insurance matters not prohibited by Section 4.1(h) and Section 4.1(i), the Company shall not, and shall not permit its Subsidiaries to, pay, discharge, waive, settle, compromise or otherwise satisfy any claim, action or proceeding (including any pending or threatened claim, action or proceeding) against the Company, any Subsidiary of the Company, or any of their respective directors or officers, other than settlements or compromises of claims, actions or proceedings in the ordinary course of business consistent with past practice which (A) do not involve a payment by the Company or any of its Subsidiaries of $5.0 million individually, (B) would not prohibit or materially restrict the Company and its Subsidiaries from operating their business in the manner currently conducted, but in no event including any claim, action, proceeding, inquiry, negotiation or investigation relating to any antitrust, competition or similar regulatory matter and (C) do not involve an admission of criminal wrongdoing by any of the Company, any Subsidiary of the Company or any material equitable relief against the Company or any of its Subsidiaries.

(q)           Agreements.  The Company shall not, and shall not permit any of its Subsidiaries to, agree to take any action that is prohibited by this Section 4.1.

4.2           No Solicitation.

(a)           Except as may be permitted by this Section 4.2, the Company shall, and the Company shall cause its Subsidiaries and Representatives to, (x) immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any Representatives with respect to any actual or potential Competing Proposal and (y) with respect to third parties with whom discussions or negotiations have been terminated on, prior to or subsequent to the date hereof, the Company shall use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by the Company, its Subsidiaries or its Representatives.  Except as otherwise specifically permitted by this Section 4.2 the Company agrees that it will not, and will not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries’ directors, officers or employees to, and it will use its reasonable best efforts to cause its agents and representatives (including investment bankers, attorneys and accountants) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making of, any proposal or offer that constitutes, or could reasonably be expected to lead to a Competing Proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations with any Person with respect to a Competing Proposal or any indication of interest that could reasonably be expected to lead to a Competing Proposal, (iii) furnish or provide any non-public information or data regarding the Company or its Subsidiaries to any Person, or provide access to any Person to the properties, assets or employees of the Company or its Subsidiaries in connection with or in response to a Competing Proposal or any indication of interest that could reasonably be expected to lead to a Competing Proposal, (iv) approve or recommend to the Company’s stockholders any Competing Proposal or (v) approve or recommend to the Company’s stockholders, or execute or enter into any letter of intent or agreement in principal, or other agreement relating to a Competing Proposal (other than an Acceptable Confidentiality Agreement as provided in Section 4.2(b)(ii)).

(b)           Notwithstanding anything in this Agreement to the contrary, the Company or its Board of Directors or any committees thereof may:

(i)            to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that none of the Company, the Board of Directors or any committee thereof shall, except as expressly permitted by Section 4.2(b)(iii) or Section 4.2(c), recommend any Competing Proposal or withdraw, amend or modify in a manner adverse to Parent its recommendation in favor of this Agreement in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii)           prior to the adoption of this Agreement by the Company’s stockholders, the Company may engage in the activities prohibited by Sections 4.2(a)(ii) and 4.2(a)(iii) with any Person who has made a bona fide written Competing Proposal that did not result from a violation of Section 4.2(a)(i); provided, that (x) no non-public information may be furnished until the Company receives an executed Acceptable Confidentiality Agreement from any such Person with whom the Company has not previously entered into a confidentiality agreement prior to the date of this Agreement that related to a transaction of the type specified in the definition of Competing Proposal and provided, that any such Acceptable Confidentiality Agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section 4.2, and (y) prior to taking any such actions, the Board of Directors of the Company or the transaction committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal is, or could reasonably be expected to lead to, a Superior Proposal and after consultation with its outside counsel, the Board of Directors of the Company or the transaction committee thereof determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and

(iii)          prior to the adoption of this Agreement by the Company’s stockholders, in response to a Competing Proposal, (A) recommend such Competing Proposal to its stockholders or withdraw, amend or modify its recommendation in favor of this Agreement and the Merger and (B) if the Board of Directors of the Company (or the transaction committee thereof) so chooses, cause the Company to terminate this Agreement pursuant to Section 7.1(d) but only if prior to taking any such action described in clause (A) or (B), (x) the Board of Directors of the Company (or the transaction committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Competing Proposal is a Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Competing Proposal), and (y) the Company shall have given notice to Parent that the Company has received such Superior Proposal, attaching a copy of such Superior Proposal (or, where no such copy is available, a description of such Superior Proposal), and specifying the identity of the Person making such Superior Proposal and informing Parent that the Company intends to terminate this Agreement in accordance with the terms hereof, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the meeting of the Company’s stockholders to consider the adoption of this Agreement and the third Business Day after the date on which such notice is given to Parent, or (2) if Parent within such period shall have proposed revisions to the terms and conditions of this Agreement, the Board of Directors of the Company (or the transaction committee thereof), after consultation with the Company’s financial and legal advisors, shall have determined in good faith that the third party’s Competing Proposal remains a Superior Proposal with respect to Parent’s revised proposal; provided, that each time material modifications to the financial terms of a Competing Proposal determined to be a Superior Proposal are made the time period set forth in this clause (y) prior to which the Company may change its recommendation or terminate this Agreement shall be extended for 48 hours after notification of such change to Parent and (C) in light of such Superior Proposal, the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel, that the failure of the Board of Directors of the Company to withdraw or modify its approval or recommendation of this Agreement and the Merger would be inconsistent with its fiduciary duties under applicable law.

(c)           Notwithstanding anything in this Agreement to the contrary, the Company’s Board of Directors or any transaction committee thereof shall be permitted, at any time prior to the adoption of this Agreement by the stockholders of the Company, other than in connection with a Competing Proposal, (i) to withdraw, amend or modify its recommendation in favor of this Agreement and the Merger, and (ii) if the Board of Directors of the Company (or the transaction committee thereof) so chooses, cause the Company to terminate this Agreement pursuant to and to the extent permitted by Section 7.1(d) but only if prior to taking any such action described in clause (i) or (ii), the Board of Directors of the Company (or the transaction committee thereof) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law and the Company has given 48 hours advance notice to Parent that the Company intends to take such action.

(d)           Notwithstanding anything in this Agreement to the contrary, any factually accurate public statement by the Company that describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto, shall not be deemed to be a recommendation of such Competing Proposal or the withdrawal, amendment or modification of the recommendation of the Company’s Board of Directors or the transaction committee thereof in favor of the adoption of this Agreement and the Merger; provided, however, that the Company shall, to the extent practicable, provide Parent with a reasonable opportunity to comment on and review any such statement, if such statement is to be made and released in a writing.

(e)           The Company shall advise Parent of the receipt by the Company of any Competing Proposal or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person that has made or informs the Company that it is considering making a Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Competing Proposal or which is reasonably likely to lead to a Competing Proposal (in each case within 48 hours thereof), and the Company shall provide to Parent (within such 48 hour time frame) the identity of each party that makes any such proposal or offer and a copy of any such proposal or offer (or, where no such copy is available, a description of any such proposal or offer).  The Company shall (i) keep Parent informed on a reasonably prompt basis of the status of any such proposal or offer and (ii) provide Parent promptly, and in any event within 48 hours, with copies of all significant correspondence and other written material sent or received in connection with any such offer or proposal.

(f)            Any action pursuant to Sections 4.2(b), (c) or (d) shall not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement.

(g)           For purposes of this Agreement, the following terms shall have the following meanings:  (i) ”Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving:  (A) any merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution of the Company, (B) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 25% or more of the Company’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, or (C) any direct or indirect acquisition of beneficial ownership (as defined under Section 13(d) of the Exchange Act) by any Person or “group” of 25% or more of the voting stock of the Company or any tender or exchange offer that if consummated would result in any person or group beneficially owning 25% or more of the voting stock of the Company, (ii) ”Superior Proposal” means any written proposal by any Person or “group” (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (x) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 50% or more of the Company’s consolidated net revenue or earnings before interest, taxes, depreciation and amortization for the preceding twelve months, respectively, or (y) more than 50% of the Company’s voting capital stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Board of Directors of the Company or the transaction committee thereof, after consultation with its financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, (A) would, if consummated in accordance with its terms, result in a transaction more favorable to the Company’s stockholders than the Merger (taking into account any proposal by Parent to amend the terms of the Merger or this Agreement) and (B) is reasonably likely to be consummated and (iii) “Acceptable Confidentiality Agreement”) means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(h)           Except to facilitate the making of a Superior Proposal which facilitation is otherwise in compliance with this Section 4.2, the Company shall not, and shall not permit any of its Subsidiaries to, terminate, amend, modify or waive, and shall seek to enforce to the fullest extent permitted under applicable law, any provision of any confidentiality agreement or standstill agreement to which it or any of its Subsidiaries is a party (other than the Confidentiality Agreement) unless the Company’s Board of Directors determines in good faith, after consultation with its outside legal counsel, that compliance with the terms of this Section 4.2(h) would be inconsistent with its fiduciary duties under applicable law.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1           Preparation of Proxy Statement.  Each of the Company and Parent shall cooperate with each other in the preparation of the Proxy Statement (including the preliminary Proxy Statement) and any amendment or supplement to the preliminary Proxy Statement.  The Company shall promptly prepare and file with the SEC a preliminary Proxy Statement (and in any event no later than 30 days following the date of this Agreement); provided, however, that the Company shall furnish such preliminary Proxy Statement to Parent and give Parent and its legal counsel a reasonable opportunity to review such preliminary Proxy Statement prior to filing with the SEC and shall accept all reasonable additions, deletions or changes suggested by Parent in connection therewith.  The Company shall notify Parent of the receipt of any comments of the SEC staff with respect to the preliminary Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent, as promptly as reasonably practicable, copies of all written correspondence between the Company or any representative of the Company and the SEC with respect to the Proxy Statement.  If comments are received from the SEC staff with respect to the preliminary Proxy Statement, the Company shall respond as promptly as reasonably practicable to the comments of the SEC.  The Company shall provide Parent and its legal counsel with a reasonable opportunity to review any amendment or supplement to each of the preliminary and the definitive Proxy Statement prior to filing with the SEC and shall accept all reasonable additions, deletions or changes suggested by Parent in connection therewith.  Parent shall promptly provide the Company with such information as may be required to be included in the Proxy Statement or as may be reasonably required to respond to any comment of the SEC staff.  After all the comments received from the SEC have been cleared by the SEC staff and all information required to be contained in the Proxy Statement has been included therein by the Company, the Company shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed (including by electronic delivery if permitted) as promptly as reasonably practicable, to its stockholders of record, as of the record date established by the Board of Directors of the Company.

5.2           Access to Information.  The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives (collectively, the “Representatives”), during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 7.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the Parent and its Representatives such information concerning the Company’s and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the Parent; provided, that any such access pursuant to this Section 5.2 shall be coordinated through one of the individuals listed on Schedule 5.2 of the Company Disclosure Letter.  Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties.  Notwithstanding the foregoing provisions of this Section 5.2, the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent or any of its Representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by law or an existing contract or agreement.  Notwithstanding the foregoing, Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Company’s good faith opinion the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability.  Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.2 for any purpose unrelated to the consummation of the Transactions.  The Confidentiality Agreement dated as of June 1, 2007 between an Affiliate of Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and, subject to Section 7.2, shall apply to all information furnished thereunder or hereunder.

5.3           Stockholders’ Meeting and Board Recommendation.  The Company shall call, hold and convene a meeting of its stockholders to consider the adoption of this Agreement, to be held as promptly as reasonably practicable after the mailing of the Proxy Statement to the Company’s stockholders (and in any event no later than 45 days after the mailing of the Proxy Statement), and the Company’s obligation to call, hold, and convene such meeting in accordance with this Section 5.3 shall not be affected by (i) the commencement, proposal, disclosure, or announcement of any Competing Proposal or (ii) the withdrawal, amendment, or modification of the recommendation by the Board of Directors of the Company that the stockholders of the Company vote in favor of adoption of this Agreement, unless in either case the Agreement is terminated pursuant to Article VII.  Subject to Sections 4.2(b)(iii) and 4.2(c), (i) the Board of Directors of the Company shall recommend that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company’s stockholders’ meeting and the Board of Directors of the Company shall use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has recommended that the Company’s stockholders vote in favor of adoption of this Agreement at the Company’s stockholders’ meeting.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall adjourn or postpone the Company’s stockholders’ meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or, if as of the time for which the Company’s stockholders’ meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting; provided, that no adjournment may be to a date on or after three Business Days prior to the date set forth in Section 7.1(b)(ii).

5.4           HSR and Other Approvals.

(a)           Except for the filings and notifications made pursuant to the Premerger Notification Rules (as defined below) or other applicable Antitrust Laws (as defined below) to which Sections 5.4(b) and (c), and not this Section 5.4(a), shall apply, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the transactions contemplated by this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b)           As promptly as reasonably practicable following the execution of this Agreement, the parties shall make all premerger notification filings required under the HSR Act (which shall be made no later than 15 Business Days after the date hereof) or identified in Schedule 3.1(c) of the Company Disclosure Letter and Schedule 3.2(b) of the Parent Disclosure Letter pursuant to the pre-merger notification rules identified therein (the “Premerger Notification Rules”).  Each of Parent and the Company shall: (i) cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any Premerger Notification Rules; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to any Antitrust Authority, and of any communication received or given in connection with any proceeding by a private party, in each case regarding the Merger and in a manner that protects attorney-client or attorney work product privilege; and (iii) permit the other party to review and incorporate the other party’s reasonable comments in any communication given by it to any Antitrust Authority or in connection with any proceeding by a private party related to Antitrust Laws with any other Person, in each case regarding the Merger and in a manner that protects attorney-client or attorney work product privilege.  Unless otherwise agreed and without limiting the obligations stated in this Section 5.4(b), Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under any Premerger Notification Rules and approval by any relevant Antitrust Authority; provided, that any reasonable action by Parent to resist or reduce the scope of a Divestiture Action (as defined below) shall be deemed consistent with such reasonable best effort, even if it delays such expiration to a date not beyond the Termination Date.  Further, without limiting the obligations stated in this Section 5.4(b), Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information regarding the Merger or filings under any Premerger Notification Rules from any Governmental Entity charged with enforcing, applying, administering, or investigating any statute, law, ordinance, rule or regulation designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission or any other competition authority of any jurisdiction (“Antitrust Authority”).  Parent shall be entitled to direct any proceedings or negotiations with any Antitrust Authority or other Person relating to the Merger or filings under any Premerger Notification Rules, including any communications with any Antitrust Authority relating to any contemplated or proposed Divestiture Action, provided, that it shall afford the Company a reasonable opportunity to participate therein.  Neither party shall initiate, or participate in any meeting or discussion with any Governmental Entity with respect to any filings, applications, investigation, or other inquiry regarding the Merger or filings under any Premerger Notification Rules without giving the other party reasonable prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate (which, at the request of either party, shall be limited to outside antitrust counsel only); provided, however, that neither the Company nor Parent shall engage in any substantive communication with any Governmental Entity with respect to any proposed Divestiture Action without the consent of the other party.  Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; by consenting to such action by the Company and provided, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a

“Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, (“Antitrust Prohibition”) or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Termination Date.  In the event that any action is threatened or instituted challenging the Merger as violative of any Premerger Notification Rule or other Antitrust Law, Parent shall take all action necessary, including but not limited to any Divestiture Action to avoid or resolve such action.  In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Termination Date.  The Company shall cooperate with Parent and shall use its reasonable best efforts to assist Parent in resisting and reducing any Divestiture Action.  The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

(c)           The Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to or that could reasonably be expected to hinder or delay the obtaining of clearance or any necessary approval of any Antitrust Authority under an Premerger Notification Rule or Antitrust Law or the expiration of the required waiting period under the Premerger Notification Rules or any other Antitrust Laws; provided, however, that Parent may take any reasonable action to resist or reduce the scope of a Divestiture Action, even if it delays such expiration to a date not beyond the Termination Date.

(d)           If any Divestiture Action agreed to by Parent requires action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, the Parent hereby agrees to consent to the taking of such action by the Company and any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger.

5.5           Employee Matters.

(a)           Parent shall take such action as may be necessary so that on and after the Effective Time, and for one year thereafter, officers and employees of the Company and its Subsidiaries not covered by any collective bargaining agreement or labor contract who remain employed after the Closing by Parent or any member of its “controlled group” within the meaning of Section 414 of the Code (the “Parent Group”), including the Company or its Subsidiaries, are provided base salary, base wages and annual and incentive compensation opportunities and employee benefits (including defined benefit and retiree health), plans and programs (excluding such plans relating to equity-based compensation arrangements) which, in the aggregate, are no less favorable than those made available by the Company and its Subsidiaries to its officers and employees immediately prior to the Effective Time.  To the extent not duplicative of benefits, for purposes of eligibility to participate, calculation of benefits and vesting in all benefits provided by the Parent Group to officers and employees of the Company and its Subsidiaries, such officers and employees will be credited with their years of benefits eligibility service with the Company and its Subsidiaries and any predecessors thereof to the extent such service with a predecessor was so recognized under analogous Employee Benefit Plans of the Company and its Subsidiaries prior to the Effective Time.  The eligibility of any such officer or employee of the Company and its Subsidiaries to participate in any welfare benefit plan or program of the Parent Group shall not be subject to any exclusions for any pre-existing conditions if such individual had met the participation requirements of similar benefit plans and programs of the Company and its Subsidiaries prior to the Effective Time.  Amounts paid before the Effective Time by such officers and employees of the Company and its Subsidiaries under any health plans of the Company or its Subsidiaries shall, after the Effective Time, be taken into account in applying deductible and out-of-pocket limits applicable under the health plans of the Parent Group to the same extent as if such amounts had, when paid, been paid under such health plans of the Parent Group.  Nothing contained in this Section 5.5(a) shall create any rights in any officer or employee of the Company or any of its Subsidiaries in respect of continued employment for any specified period of any nature or kind whatsoever or, except as set forth in the following sentence, limit Parent’s or the Surviving Corporation’s power to amend or terminate any particular Employee Benefit Plan or require (and the Company shall take no action that would require) the Parent or Surviving Corporation to continue any particular Employee Benefit Plan.  To the extent that an agreement listed in Schedule 3.1(m) of the Company Disclosure Letter obligates the Company to require a purchaser or merger partner to assume the terms of that agreement, Parent agrees to recognize, and cause the Surviving Corporation to recognize, the entity that is a party to such an agreement as the exclusive bargaining representative of the covered employees and to adopt and cause the Surviving Corporation to adopt, the terms of that agreement and any related and current memorandums of agreement between the Company and such entity.

(b)           For a period of at least twelve months from the Effective Time, Parent Group shall not terminate or otherwise amend the severance plans described in Schedule 5.5(b) of the Company Disclosure Letter in a manner adverse to any officer or employee of the Company or any of its Subsidiaries covered by such plans immediately prior to the Effective Time.

(c)           The Company shall cooperate with Parent in respect of any material contributions, other than in the ordinary course of business consistent with past practice, that may be required or requested (by applicable plan trustees, the PBGC or other applicable Governmental Entity, or otherwise) to any Employee Benefit Plan (including any UK Benefit Plan), such cooperation to include providing Parent with access to all meetings of or with the person(s) or body(ies) requesting such contribution.  The Company will promptly notify Parent of any such request for contribution or meeting or any other notice received from a Governmental Entity in respect of any Employee Benefit Plan, other than a notice in the ordinary course of business consistent with past practice.

5.6           Indemnification; Directors’ and Officers’ Insurance.

(a)           Without limiting any other rights that any Indemnified Person (as defined below) may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time and until the six year anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Employee Benefit Plan of the Company or any of its Subsidiaries (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement (with the approval of the indemnifying party, which approval shall not be unreasonably withheld, delayed or conditioned), of or incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation to which such Indemnified Person is a party based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, a fiduciary under any Employee Benefit Plan of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted under applicable law).  Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use their reasonable best efforts to assist in the defense of any such matter, provided, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).  Any Indemnified Person wishing to claim indemnification under this Section 5.6, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 5.6 except to the extent such failure materially prejudices such party’s position with respect to such claims) and, if required by law, shall deliver to Parent and the Surviving Corporation an undertaking to repay any amounts advanced to it if it shall ultimately be determined that such Indemnified Person is not entitled to indemnification, but without any requirement for the posting of a bond or any other terms or conditions other than those expressly set forth herein; provided further, that Parent shall not be obligated pursuant to this Section 5.6(a) to pay the fees and disbursements of more than one counsel for all Indemnified Persons in any single action, unless, in the good faith judgment of any of the Indemnified Persons, there is or may be a conflict of interests between two or more of such Indemnified Persons, in which case there may be separate counsel for each similarly situated group.

(b)           Notwithstanding Section 1.4, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify the Certificate of Incorporation or Bylaws of the Surviving Corporation in any manner that would affect adversely the rights thereunder or under the Company Certificate of Incorporation or Company Bylaws of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by law.  Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification or exculpation agreements between the Company and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c)           Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 5.6(a), relating to the enforcement of such Indemnified Person’s rights under this Section 5.6 or under any charter, bylaw or contract.

(d)           Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, that in no event shall Parent be required to spend more than 300% (the “Cap Amount”) of the last annual premium paid by the Company prior to the date hereof (the amount of such premium being set forth in Schedule 3.1(q) of the Company Disclosure Letter) for the six years of coverage under such tail policy; provided further, that if the cost of such insurance exceeds the Cap Amount, Parent shall purchase as much coverage as is reasonably obtainable for the Cap Amount.

(e)           In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.6.  The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, the parties hereto and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 5.6, and his heirs and representatives.  Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 5.6.

5.7           Agreement to Defend; Stockholder Litigation.  In the event any claim, action, suit, investigation or other legal or administrative proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto; provided, that nothing in this Section 5.7 shall limit Parent’s or Merger Sub’s obligations under Section 5.4 hereof.  The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to any Transaction; provided, that no such settlement shall be agreed to without Parent’s consent, which shall not be unreasonably withheld, conditioned or delayed.

5.8           Public Announcements.  The parties hereto will consult with each other before issuing, and will provide each other reasonable opportunity to review and comment upon, any press release or, to the extent practicable, other public statements with respect to this Agreement, the Merger or the other Transactions, and shall not issue any such press release or, to the extent practicable, make any other public statement prior to such consultation, except as Parent, Merger Sub or the Company may be required by applicable law, court order or by obligations pursuant to any listing agreement with any national securities exchange or as permitted by Section 4.2 (in which case such party will, to the extent practicable, promptly inform the other parties hereto in writing in advance of such compelled disclosure).

5.9           Advice of Certain Matters; Control of Business.  Subject to compliance with all applicable laws, the Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be.  Except with respect to Premerger Notification Rules as provided in Section 5.4, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the Company’s operations.

5.10         Conveyance Taxes.  The Company and Parent will (a) cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the Transactions, (b) cooperate in the preparation, execution and filing of all applications or other documents regarding any applicable exemptions to any such Tax or fee, and (c) each pay any such Tax or fee which becomes payable by it on or before the due date therefor.

5.11         Investigation by Parent and Merger Sub; No Other Representations or Warranties.

(a)           Each of Parent and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its Subsidiaries and their businesses and operations, and Parent and Merger Sub have requested such documents and information from the Company as each such party considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement.  Each of Parent and Merger Sub acknowledges and agrees that it has had an opportunity to ask all questions of and receive answers from the Company in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement.  In connection with such investigation, Parent, Merger Sub and their Representatives have received from the Company or its Representatives certain other estimates, projections and other forecasts for the Company and its Subsidiaries and certain estimates, plans and budget information.

(b)           Each of Parent and Merger Sub agrees that, except for the representations and warranties made by the Company that are expressly set forth in Section 3.1 of this Agreement (as modified by the Company Disclosure Letter or as disclosed in the SEC Documents) and in any certificate provided pursuant to Section 6.2(c), neither the Company nor any other Person has made and shall not be deemed to have made any representation or warranty of any kind.  Without limiting the generality of the foregoing, each of Parent and Merger Sub agrees that neither the Company, any holder of the Company’s securities nor any of their respective Affiliates or Representatives, makes or has made any representation or warranty to Parent, Merger Sub or any of their representatives or Affiliates with respect to:

(i)            any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition  (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or Affiliates; or

(ii)           any other information, statement or documents heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective representatives or Affiliates, except to the extent and as expressly covered by a representation and warranty made by the Company and contained in Section 3.1 of this Agreement.

5.12         Financing.

(a)           Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing on the terms and conditions described in the Commitment Letter, including (i) using reasonable best efforts to (x) satisfy on a timely basis all terms, covenants and conditions set forth in the Commitment Letter; (y) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter; and (z) consummate the Financing at or prior to Closing; and (ii) seeking to enforce its rights under the Commitment Letter.  Parent will furnish correct and complete copies of all such definitive agreements to the Company promptly upon their execution.

(b)           Parent shall keep the Company informed with respect to all material activity concerning the status of the Financing contemplated by the Commitment Letter and shall give the Company prompt notice of any material adverse change with respect to such Financing.  Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two Business Days, if at any time (i) the Commitment Letter shall expire or be terminated for any reason, (ii) any financing source that is a party to the Commitment Letter notifies Parent that such source no longer intends to provide financing to Parent on the terms set forth therein, or (iii) for any reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Commitment Letter on the terms described therein.  Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company, take or fail to take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that could reasonably be expected to materially impair, delay or prevent consummation of the Financing contemplated by the Commitment Letter or any Alternate Financing contemplated by any Alternate Financing.  Parent shall not amend or alter, or agree to amend or alter, the Commitment Letter in any manner that would prevent or materially impair or delay the consummation of Transactions without the prior written consent of the Company.

(c)           If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter or the Commitment Letter shall be terminated or modified in a manner materially adverse to Parent for any reason, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions (“Alternate Financing”) and to obtain, and, if obtained, will provide the Company with a copy of, a new financing commitment that provides for at least the same amount of financing as such Commitment Letter as originally issued, to the extent needed to fund the Required Amounts, and on terms and conditions (including termination rights and funding conditions) no less favorable to Parent or Merger Sub than those included in the Commitment Letter (the “New Commitment Letter”).  To the extent applicable, Parent shall use its reasonable best efforts to take, or cause to be taken, all things necessary, proper or advisable to arrange promptly and consummate the Alternate Financing on the terms and conditions described in any New Commitment Letter, including (i) using reasonable best efforts to (x) satisfy on a timely basis all terms, covenants and conditions set forth in the New Commitment Letter; (y) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the New Commitment Letter; and (z) consummate the Alternate Financing at or prior to the Closing and (ii) seeking to enforce its rights under the New Commitment Letter.  In the event Alternate Financing is obtained and a New Commitment Letter is entered into, references in this Agreement to the Commitment Letter shall be deemed to refer to the New Commitment Letter, as applicable.

5.13         Reasonable Best Efforts; Notification; Solvency Letter.

(a)           Except to the extent that the parties’ obligations are specifically set forth elsewhere in this Article V, upon the terms and subject to the conditions set forth in this Agreement (including Section 4.2), each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the Financing including (i) the obtaining of all necessary consents from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an any suit, action or proceeding by, any Governmental Entity, except with respect to Antitrust Authorities, which shall be governed by Section 5.4, (ii) the obtaining of all consents from (A) third parties reasonably requested by Parent or the Company and (B)  the Persons set forth on Schedule 5.13(a) of the Parent Disclosure Letter, provided, that, with respect to this clause (B), “reasonable best efforts” shall mean and include the exercise or use, upon the reasonable request by (and for the expense of) Parent, by the Company of all rights and remedies necessary or available under the contract under which the consent is sought (but shall not include the initiation of any legal proceeding unless Parent and the Company mutually agree), to procure the waivers or consents to assignment set forth in such Schedule 5.13(a) of the Parent Disclosure Letter (provided, that, notwithstanding the foregoing, in connection with obtaining the consents referred to in clauses (A) and (B), (x) the Company shall not, without the prior written consent of Parent, such consent not to be unreasonably withheld, pay or commit to pay to any Person whose consent is being solicited any cash or other consideration (other than any de minimis amounts), nor make any commitment to do the same, nor incur or agree to incur any non-de minimis liability due to such Person in connection therewith and (y) none of Parent, Merger Sub or any of their respective Subsidiaries shall be required prior to the Closing to pay or commit to pay to any person whose consent is being solicited any cash or other consideration (other than any de minimis amounts), nor make any commitment to do the same, nor incur or agree to incur any non-de minimis liability due to such Person in connection therewith) and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and the Financing and to fully carry out the purposes of this Agreement.

(b)           The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers and employees to provide, reasonable cooperation in connection with the arrangement and consummation of, and the negotiation of agreements with respect to, the Financing (and any substitutions or replacements thereof).  In furtherance of and not in limitation of the foregoing, the Company shall (i) cause the senior officers of the Company to be reasonably available, on reasonable advance notice, to Parent and Merger Sub and the financial institutions providing the Financing to participate in due diligence sessions and to participate in presentations (including any “road shows” or similar presentations) related with the Financing, (ii) assist in the preparation of one or more appropriate and customary offering documents and assisting Parent and Merger Sub and the financial institutions providing the Financing in preparing other appropriate and customary marketing materials, in each case to be used in connection with the Financing, (iii) request the Company’s independent auditors to prepare and deliver “comfort letters,” dated the date of each offering document used in connection with any transaction in connection with the Financing (with appropriate bring down comfort letters delivered on the closing date of the Financing), in compliance with professional standards and otherwise on terms reasonably acceptable to Parent and Merger Sub, as the case may be, and (iv) request that the administrative agent and collateral agent under the existing credit facility of Huntsman International LLC (the “Existing Credit Agreement”) provide a debt payoff letter and related ancillary agreements, in each of the foregoing cases as may be necessary and customary in connection with a financing substantially similar to the Financing; provided, however, that the Company shall be reimbursed promptly (and in any event within 10 Business Days of providing invoices to Parent) by Parent for all out-of-pocket expenses incurred in connection with the foregoing.  Nothing contained in this Section 5.13(b) shall require (i) the Company or its senior officers to engage in any action that would interfere unreasonably with the business of the Company and its Subsidiaries or (ii) the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time.  Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors and other representatives for and against any and all losses or damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith except (x) with respect to information supplied by the Company, its Subsidiaries and representatives specifically for inclusion or incorporation by reference therein and/or (y) to the extent such losses and damages arise from the willful misconduct of the Company or any of its or its Subsidiaries’ officers, directors, employees or representatives.

(c)           The Company shall use its reasonable best efforts to prepare, or cause to be prepared, and to deliver or cause to be delivered to Parent, financial statements and other financial data of the Company as would be required by Regulation S-X and Regulation S-K under the Securities Act if the Financing were an offering by the Company alone which was being registered with the SEC on a registration statement on Form S-1 (or any applicable successor form) under the Securities Act (such financial statements and other financial data, the “Section 5.13(c) Financial Information”).  The Company shall assist and cooperate in good faith with Parent and its Affiliates in preparing all such financial statements, including (i) permitting reasonable access to the auditors, auditor workpapers (to the extent permitted by the auditors preparing same), employees, books and records, and any financial data (including updated budgets and projections) reasonably requested by Parent and (ii) providing customary representations to auditors and any additional financial information and assistance in connection therewith as may be reasonably requested by Parent or its representatives in connection with any filing with the SEC undertaken by Parent or its representatives; provided, however, that the Company shall be reimbursed promptly (and in any event within 10 Business Days of providing invoices to Parent) by Parent for all out-of-pocket expenses (including auditors’ fees) that are incurred in complying with the terms of this Section 5.13(c).

(d)           The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 6.2(a) or 6.3(a) not being met, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(e)           Parent and its Affiliates shall not (i) amend or otherwise change any of its or Merger Sub’s organization documents, or (ii) enter into any transaction or take any action, including asset sales, divestitures or other distributions, or payment of dividends or other distributions, or any merger, acquisition, investment, joint venture, lease, contract or financing that in the case of clause (i) or (ii) could reasonably be expected to have a Parent Material Adverse Effect or to cause a material delay in the satisfaction of the conditions contained in Section 6.1 or 6.3.

(f)            Parent shall deliver to the Company and the Company’s Board of Directors prior to the Closing a letter reasonably satisfactory to the Company (a “Solvency Letter”) addressed to the Company and the Company’s Board of Directors from an independent third party selected by Parent and reasonably satisfactory to the Company (the “Appraiser”) opining that, immediately after the Effective Time and after giving effect to the Merger and the other Transactions (including the Financing), (i) the aggregate value of the Surviving

Corporation’s assets will exceed its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) at a fair valuation and at fair saleable value; (ii) the Surviving Corporation will have the ability to pay its total debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they become due in the usual course of its business; and (iii) the Surviving Corporation will not have an unreasonably small amount of capital with which to conduct its business, based upon (A) the proposed financing structure for the Merger and (B) certain other financial information to be provided to the Appraiser by Parent.  The Company acknowledges and agrees that the form and substance of the Solvency Letter and the Appraiser shall be deemed acceptable to the Company if the same are acceptable to the financial institutions providing the Financing (or any Alternate Financing pursuant to Section 5.12).

5.14         5% Preferred Stock Conversion.  Upon the request of Parent on a date mutually agreed by Parent and the Company, the Company shall, or shall cause the transfer agent under the 5% Preferred Stock to, commence a provisional conversion (the “Preferred Stock Conversion”) of the 5% Preferred Stock in accordance with Section 9(a)(ii) and the other applicable provisions of the Certificate of Designations and applicable law.  The Preferred Stock Conversion shall be conducted such that, subject to, and effective immediately prior to, the Effective Time, all shares of 5% Preferred Stock shall have been converted pursuant to their terms into that number of shares of Company Common Stock specified in the Certificate of Designations.

5.15         Debt Offer.

(a)           Prior to the Closing Date, Merger Sub intends to commence a tender offer and consent solicitation for some or all of the outstanding secured, senior and subordinated notes issued by the Company or any of its Subsidiaries (the “Notes”), on the terms and conditions set forth in Schedule 5.15 of the Parent Disclosure Letter (the “Debt Offer”).  Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the offers to purchase and consent solicitation statements, related letters of transmittal and other related documents (collectively, the “Offer Documents”). The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers and employees to provide, reasonable cooperation in connection with the preparation of the Offer Documents and the consummation of the Debt Offer, including with respect to the Company’s execution of supplemental indentures reflecting amendments to the indentures applicable to the debt subject to any Debt Offer to the extent approved by any required consents of holders of such debt. All mailings to the holders of the Notes in connection with the Debt Offers shall be subject to the prior review and comment by the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offers any information in the Offer Documents should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by Merger Sub to the holders of the applicable Notes.  Notwithstanding anything to the contrary in this Section 5.15, Merger Sub shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable law to the extent such laws are applicable in connection with the Debt Offers. To the extent that the provisions of any applicable law conflict with this Section 5.15, the Merger Sub shall comply with the applicable law and shall not be deemed to have breached its obligations hereunder by such compliance.

(b)           If requested by Parent in writing, in lieu of Merger Sub commencing or closing a Debt Offer for any series of Notes, the Company shall, to the extent permitted by the indentures under which the Notes were issued, take any actions reasonably requested by Parent to facilitate the redemption, satisfaction and/or discharge or such series of Notes pursuant to such applicable indenture at the Effective Time; provided, that prior to the Company being required to issue any irrevocable notice of redemption with respect to any such series of Notes, which redemption cannot be conditioned upon the occurrence of the Closing, Parent shall have, or shall have caused to be, deposited with the trustee under such applicable indenture sufficient funds to effect such redemption, satisfaction and discharge.

(c)           All reasonable fees and expenses (and all other fees and expenses consented to by Parent) incurred by the Company in connection with the activities set forth in this Section 5.15 shall be paid by Parent.  Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors and other representatives for and against any and all losses or damages suffered or incurred by them in connection with the Debt Offer and any information contained in the Offer Documents in connection therewith, except (i) with respect to information supplied by the Company, its Subsidiaries and representatives in writing specifically for inclusion or incorporation by reference therein and (ii) to the extent such losses and damages arise from the willful misconduct of the Company or any of its or its Subsidiaries’ officers, directors, employees or representatives.

5.16         Rule 16b-3.  Prior to the Effective Time, the Company may take such actions as may be necessary to cause dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the procedures set forth in such Rule 16b-3 and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999).

ARTICLE VI
CONDITIONS PRECEDENT

6.1           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived jointly by the parties hereto, in whole or in part, to the extent permitted by applicable law:

(a)           Stockholder Approval.  This Agreement shall have been adopted by the requisite vote of the stockholders of the Company in accordance with the DGCL, the Company Certification of Incorporation and the Company Bylaws.

(b)           Approvals.  The waiting periods and approvals applicable to the consummation of the Merger pursuant to the Premerger Notification Rules described in Schedule 6.1(b) shall have expired, been terminated or been obtained, as applicable.  All other consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from any Governmental Entity, including any Antitrust Authority other than as set forth in Schedule 6.1(b) under the Premerger Notifications Rules, shall have been obtained, and any applicable waiting period shall have expired or been terminated, except where the failure to comply would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (assuming the Merger has occurred).

(c)           No Injunctions or Restraints.  No Governmental Entity having jurisdiction over any party hereto shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no law or regulations shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited, including any Antitrust Prohibition.

6.2           Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable law:

(a)           Representations and Warranties of the Company.  Each of the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that, in each case, representations and warranties that speak as of a specified date shall have been true and correct only on such date) except (i) for such failures (other than in respect of the representations and warranties contained in the second, fifth and seventh sentence of Section 3.1(b)) to be true and correct (without regard to qualification or exceptions contained therein as to materiality or Company Material Adverse Effect, except in the case of Section 3.1(f)) that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) for failures in the representations and warranties contained in the second, fifth and seventh sentence of Section 3.1(b) that would result in the payment of more than $5,000,000 of additional Merger Consideration and Option Consideration, in the aggregate.

(b)           Performance of Obligations of the Company.

(i)            The Company shall have performed, or complied with, in all material respects all obligations required to be performed or complied with by it under this Agreement (other than the obligations set forth in Section 5.4) at or prior to the Closing Date.

(ii)           The Company shall have complied in all respects with all obligations required to be performed or complied with by it under Section 5.4 of this Agreement at or prior to the Closing Date (or at or prior to any earlier date specified in such Sections), except for such instances of non-compliance that, individually or in the aggregate, would not have, or would not be reasonably likely to have, a material and adverse effect on the ability of Parent and Merger Sub to satisfy the conditions set forth in Sections 6.1(b) and 6.1(c).

(c)           Compliance Certificate.  Parent shall have received a certificate of the Company signed by its Chief Executive Officer or Chief Financial Officer, dated the earlier of (i) the Outside Date or (ii) the Closing Date, confirming that the conditions in Sections 6.2(a) and (b) have been satisfied.

(d)           Preferred Stock Conversion.  If the Preferred Stock Conversion shall have been requested by Parent, the Preferred Stock Conversion shall have been consummated pursuant to the terms of the Certificate of Designation and pursuant to applicable law.

(e)           Absence of Company Material Adverse Effect.  There shall not have occurred after the date of this Agreement any event, change, effect or development that has had or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.3           Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived exclusively by the Company in whole or in part to the extent permitted by applicable law:

(a)           Representations and Warranties of Parent and Merger Sub.  Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that, in each case, representations and warranties that speak as of specified date shall have been true and correct only on such date), except (i) for such failures (other than in respect of the representations and warranties contained in Section 3.2(f)) to be true and correct (without regard to qualification or exceptions contained therein as to materiality or Parent Material Adverse Effect) that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) for failures in the representations and warranties contained in Section 3.2(f) to be true and correct in all material respects.

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub each shall have performed or complied with in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Solvency Letter.  Parent shall have delivered to the Company and the Company’s Board of Directors the Solvency Letter pursuant to Section 5.13.

(d)           Payment Fund.  Parent shall have deposited in the Payment Fund cash in an amount sufficient to permit payment of the aggregate Merger Consideration payable pursuant to Section 2.1 and the aggregate Option Consideration payable pursuant to Section 2.3.

(e)           Compliance Certificate.  The Company shall have received a certificate of Parent signed by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, confirming that the conditions in Sections 6.3(a), (b) and (d) have been satisfied.

ARTICLE VII
TERMINATION

7.1           Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company:

(a)           by mutual written consent of the Company and Parent in each case duly authorized by the Board of Directors (or a committee thereof);

(b)           by either the Company or Parent:

(i)            if (A) any Governmental Entity having jurisdiction over any party hereto shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable or if there shall be adopted any law or regulation that makes consummation of the Merger illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i)(A) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement, including the obligations of Parent under Section 5.4 of this Agreement, has been the cause of or resulted in the action or event described in this Section 7.1(b)(i)(A) occurring; or (B) the adoption of this Agreement by the stockholders of the Company shall not have been obtained upon a vote held at a duly held meeting of the stockholders of the Company, or at any adjournment thereof;

(ii)           if the Merger shall not have been consummated on or before 5:00 p.m., Houston time on April 5, 2008 (such date, or the date to which it is extended pursuant to this Section 7.1(b)(ii), being the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; provided further, however, that, if as of the Termination Date, the condition set forth in the first sentence of Section 6.1(b) has not been met, the Termination Date shall be extended (provided, that commitments to provide the Financing (or any Alternate Financing) shall have been extended to the proposed extended Termination Date and Parent and Merger Sub are in material compliance with Section 5.4 hereof) by 90 days, upon the election of Parent in its sole discretion; provided further, however, that, if as of the Termination Date (as extended pursuant to the second proviso of this Section 7.1(b)(ii)), the condition set forth in the first sentence of Section 6.1(b) has not been met, the Termination Date shall be extended (provided, that commitments to provide the Financing (or any Alternate Financing) shall have been extended to the proposed extended Termination Date and Parent and Merger Sub are in material compliance with Section 5.4 hereof) by 90 days, upon the request of Parent or the Company for such extension, if the Board of Directors of the Company determines in good faith (after consultation with Parent), that there exists at such time an objectively reasonable probability of both (A) the condition set forth in the first sentence of Section 6.1(b) being met and (B) the consummation of the Merger occurring within such subsequent 90 day period (it being understood and agreed by the parties that any decision by the Board of Directors of the Company to not extend the Termination Date as provided in this third proviso shall in no way mitigate Parent’s obligations under Section 5.4); and provided further, however, that if the Marketing Period has commenced prior to the Termination Date (as extended pursuant to the second or third proviso of this Section 7.1(b)(ii)) and has not been completed by the Termination Date (as so extended), the Termination Date (as so extended) shall be extended to the first Business Day after the date on which the Marketing Period is completed; or

(iii)          in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of 30 days after the giving of written notice to the breaching party of such breach and the basis for such notice, and the date of the proposed termination (a “Terminable Breach”); provided, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(c)           by Parent within 15 Business Days thereafter if (A) the Board of Directors of the Company or the transaction committee thereof shall have withdrawn, modified or changed, in any manner that is adverse to Parent, its approval or recommendation to the stockholders of the Company with respect to this Agreement and the Merger, (B) a tender or exchange offer that would constitute a Competing Proposal is commenced and the Board of Directors or a committee thereof fails to recommend against acceptance of such tender or exchange offer within 10 Business Days after the commencement thereof (it being understood and agreed that any “stop, look and listen” communication by the Board of Directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication to the stockholders of the Company shall not be deemed to constitute a withdrawal, modification or change of its recommendation of this Agreement or the Merger), or (C) the Company, the Board of Directors of the Company or the transaction committee thereof approves or recommends any Competing Proposal or approves any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Competing Proposal (other than an Acceptable Confidentiality Agreement);

(d)           by the Company (i) if the Board of Directors of the Company or the transaction committee thereof shall have withdrawn, amended or modified its recommendation, and recommended against adoption of this Agreement and the Merger in accordance with Section 4.2(c), or (ii) if the Board of Directors of the Company or the transaction committee thereof changes its recommendation in accordance with Section 4.2(b)(iii); provided, that the Company may not effect such termination unless (1) the Company has contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 7.3(b) and (2) with respect to the prior clause (ii) only, the Company has not materially breached the terms of Section 4.2; or

(e)           by the Company, if (A) except such conditions that, by their nature, can only be satisfied at Closing, all conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived and (B) the Merger shall not have been consummated on or prior to the Termination Date, other than as a result of the Company’s refusal to close in violation of this Agreement.

7.2           Notice of Termination; Effect of Termination.

(a)           A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 7.1(d), any termination shall be effective immediately upon delivery of such written notice to the other party.

(b)           In the event of termination of this Agreement by any party hereto as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto except with respect to this Section 7.2, the fifth and sixth sentences of Section 5.2, Section 7.3, Section 7.4 (if applicable) and Article VIII; provided, however, that no such termination (or any provision of this Agreement) shall relieve any party from liability for any damages (including, in the case of the Company, claims for damages based on the consideration that would have otherwise been payable to the stockholders of the Company, and, in the case of Parent and Merger Sub, claims for damages based on loss of the economic benefits of the transaction) for a knowing and intentional breach of any covenant hereunder.

7.3           Expenses and Other Payments.

(a)           Except as otherwise provided in this Agreement, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)           If (i) Parent terminates this Agreement pursuant to Section 7.1(c) or (ii) the Company terminates this Agreement pursuant to Section 7.1(d), then the Company shall pay Parent a fee of $225 million plus the Reimbursement Amount, in cash, by wire transfer of immediately available funds to an account designated by Parent.  If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid on the date of termination of this Agreement.

(c)           If either Parent or the Company terminates this Agreement pursuant to clause (B) of Section 7.1(b)(i) and (i) (x) at the time of the stockholders’ meeting there shall have been publicly announced a bona fide Competing Proposal (provided, that any reference in the definition of Competing Proposal to 25% shall be deemed to be a reference to 50.1% for the purposes of this clause (x)) that shall have not been withdrawn at least five Business Days prior to the date of the stockholders meeting or (y) at the time of the stockholders’ meeting less than 50.1% of the total issued and outstanding voting power of the Company Common Stock shall be contractually committed (whether pursuant to the Voting Agreements or another similar voting agreement with Parent) to vote in favor of the adoption of this Agreement and the Merger and (ii) within 12 months after the date of such stockholders’ meeting, the Company enters into a definitive agreement with respect to or consummates a Competing Proposal, then at the closing or other consummation of such Competing Proposal the Company shall pay Parent (I) under the circumstances in the foregoing clause (x), a fee of $225 million plus the Reimbursement Amount or (II) under the circumstances in the foregoing clause (y), the Reimbursement Amount, in either case in cash, by wire transfer of immediately available funds to an account designated by Parent.

(d)           If (i) either Parent or the Company terminates this Agreement pursuant to Section 7.1(b)(i)(A) and at that time there exists any Antitrust Prohibition, (ii) either Parent or the Company terminates this Agreement pursuant to Section 7.1(b)(ii) including if the Board of Directors of the Company determines not to extend the Termination Date pursuant to the third proviso of Section 7.1(b)(ii) and (A) the condition specified in Section 6.1(b) has not been satisfied or (B) there exists any Antitrust Prohibition, (iii) the Company terminates this Agreement pursuant to Section 7.1(b)(iii) as a result of a breach by Parent or Merger Sub of Section 5.4 or Section 5.12, or (iv) the Company terminates this Agreement pursuant to Section 7.1(e), then Parent shall pay to the Company a fee of $325 million in cash by wire transfer of immediately available funds to an account designated by the Company.  If the fee shall be payable pursuant to the immediately preceding sentence as a result of a termination of this Agreement by the Company, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to the immediately preceding sentence as a result of a termination of this Agreement by Parent, the fee shall be paid on the date of termination of this Agreement.  If Parent does not pay the fee required to be paid pursuant to this Section 7.3(d) when due and the Company provides notice to Parent that such fee is due and payable, then Parent shall, not later than two Business Days thereafter, (I) draw from the Financing (or Alternate Financing) an amount not less than $325 million and cause such funds to be held in an escrow account pursuant to the terms of the Commitment Letter (or New Commitment Letter, as applicable) or (II) ensure that the commitment contemplated by the Commitment Letter (or New Commitment Letter, as applicable) shall have been extended, in either case until such time as such amount is paid or either (x) a court of competent jurisdiction determines in a final, non-appealable decision that no such amount will be due and payable or (y) Parent and the Company mutually agree that no such fee will be due and payable.

(e)           In no event shall Parent or the Company be entitled to receive more than one payment of a termination fee in addition to the payment of the Reimbursement Amount.

(f)            The parties acknowledge and agree that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  If a party fails to promptly pay the amount due by it pursuant to this Section 7.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum.  If, in order to obtain such payment, the other party commences a suit that results in judgment for such party for such amount, the defaulting party shall pay the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit.  Each of the parties hereto further acknowledges that neither the payment of the amounts by the Company specified in Section 7.3(b) or Section 7.3(c) nor the payment of the amounts by Parent specified in Section 7.3(d) is a penalty, but in each case is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or the Company, as the case may be, in the circumstances in which such fees are payable and which do not involve fraud or a knowing or intentional breach as described in Section 7.2(b) for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  Notwithstanding anything to the contrary in this Agreement, the parties agree that the monetary remedies set forth in this Section 7.3 and in Section 7.4 and the specific performance remedies set forth in Section 8.11 shall be the sole and exclusive remedies of (A) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or with respect to Parent and Merger Sub only, a knowing and intentional breach as described in Section 7.2(b), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby except in the case of fraud or, with respect to Parent and Merger Sub only, a knowing and intentional breach as described in Section 7.2(b); and (B) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or with respect to the Company and its Subsidiaries, a knowing and intentional breach as described in Section 7.2(b) but subject to the terms of Section 8.10, and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future stockholders, managers, employees, representatives, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby except in the case of fraud or, with respect to the Company and its Subsidiaries, a knowing and intentional breach as described in Section 7.2(b) but subject to the terms of Section 8.10.

(g)           In the event that Parent or the Company terminates this Agreement pursuant to Section 7.1(b)(iii), then in the event that such termination arises from a willful or intentional action by the breaching party, the breaching party shall pay to the terminating party an amount equal to the Reimbursement Amount, not later than three Business Days following the date of termination; provided, that, notwithstanding the foregoing, in no event shall any payment be made by Parent pursuant to this Section 7.3(g) in the event that Parent is obligated to, or does, make the payment to the Company contemplated by Section 7.3(d).

(h)           Except as provided in paragraphs (c) and (g) above, the Reimbursement Amount shall not be repayable by the Company to Parent.

7.4           Financing Breach.  In the event that (i) Parent and Merger Sub are in compliance with the terms of Section 5.12 of this Agreement, (ii) the terms and conditions set forth in the Commitment Letter with respect to the Financing (or the definitive documentation entered into with respect to any Alternate Financing obtained in the manner provided in, and consistent with the terms of, Section 5.12) have been satisfied and (iii) one or more of the financing institutions obligated to provide a portion of the Financing (or such Alternate Financing) fails to provide its respective portion of such financing and, as a result, the Closing does not occur, Parent and

Merger Sub shall, upon the request of the Company, promptly commence a litigation proceeding against any breaching financial institution or institutions in which it will use its best efforts to either (x) compel such breaching institution or institutions to provide its portion of such financing as required or (y) seek from the breaching institution or institutions the maximum amount of damages available under applicable law as a result of such breach.  Parent and Merger Sub further agree that any amounts received by Parent and Merger Sub in settlement or resolution of any such proceeding, net of any reasonable fees and expenses incurred by Parent and Merger Sub in connection with any such proceeding, shall be paid to the Company promptly following receipt thereof by Parent and Merger Sub; provided, that if such recovery is obtained prior to the termination of this Agreement in accordance with its terms, Parent shall, subject to the other terms and conditions contained herein, complete the Merger and the other transactions contemplated by this Agreement.

ARTICLE VIII
GENERAL PROVISIONS

8.1           Schedule Definitions.  All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein except as otherwise defined therein.

8.2           Nonsurvival of Representations, Warranties and Agreements.  The representations, warranties, and covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate and be of no further force and effect as of the Effective Time; provided, however, that this Section 8.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

8.3           Notices.  Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telegraph or telecopy (to such number specified below or another number or numbers as such Person may subsequently designate by notice given hereunder), or (c) two (2) Business Days after the date of mailing to the address below or to such other address or addresses as such Person may hereafter designate by notice given hereunder:

(i)	if to Parent or Merger Sub, to: Hexion Specialty Chemicals, Inc. 180 East Broad Street Columbus, OH 43215 Telecopy: (614) 225-7495 Attention: William Carter

with a required copy to (which copy shall not constitute notice):

Apollo Management VI, L.P. 9 West 57th Street, 43rd Floor New York, NY 10019 Telecopy: (212) 515-3288
	Attention:	Mr. Joshua Harris
Mr. Scott Kleinman

with a further required copy to (which copy shall not constitute notice):

O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 Telecopy: (212) 326-2061 Attention: John M. Scott, Esq.

with a further required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telecopy: (212) 403-2000 Attention: Andrew J. Nussbaum, Esq.

(ii)		if to the Company, to:

Huntsman Corporation 500 Huntsman Way Salt Lake City, Utah 84108 Facsimile: (801) 584-5782 Attention: General Counsel

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 Facsimile: 713-615-5660 Attention: Jeffery B. Floyd, Esq.

8.4           Rules of Construction.

(a)           Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this

Agreement and that it has executed the same with the advice of said independent counsel.  Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b)           The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, or that such items are material to the Company and its Subsidiaries taken as a whole, Parent or Merger Sub, as the case may be.  The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.  The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to those contained in Section 3.1 and Section 3.2 merely for convenience, and the disclosure of (i) an item in one section of the Company Disclosure Letter or Parent Disclosure Letter as an exception to a particular representation or warranty and (ii) disclosures made in the SEC Documents shall in each case be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)           The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)           All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise.  Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein.  The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.  The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur.  The word “including” (in its various forms) means “including, without limitation.”  Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires.  Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms.  Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time.

8.5           Counterparts.  This Agreement may be executed in two or more counterparts, including via facsimile transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.6           Entire Agreement; No Third Party Beneficiaries.  This Agreement (together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  Except for the provisions of Section 5.6 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  Nothing contained in this Agreement shall be construed to amend any Employee Benefit Plan.

8.7           Governing Law; Waiver of Jury Trial.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(b)           THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE) AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE

THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT.  THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.7.

8.8           No Remedy in Certain Circumstances.  Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate.

8.9           Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that (i) prior to the mailing of the Proxy Statement to the Company’s stockholders, Merger Sub may assign, in its sole discretion, any or all of its rights, interest and obligations under this Agreement to Parent or to any direct or indirect wholly-owned Subsidiary of Parent and (ii) concurrent with the consummation of the Merger, Parent or Merger Sub may assign, in its sole discretion, any or all of its respective rights, interests and obligations under this Agreement to any debt financing source, but, in either case (x) no such assignment shall relieve Parent or Merger Sub of any of its obligations under this Agreement and (y) no such assignment shall be made that could reasonably be expected to (1) have a Parent Material Adverse Effect or (2) cause a material delay in the satisfaction of the conditions set forth in Sections 6.1 and 6.3.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.  Any purported assignment in violation of this Section 8.9 shall be void.

8.10         Affiliate Liability.  Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise), and (b) any director, officer or employee of (i) the Company or (ii) any Person who controls the Company.  No Company Affiliate shall have any personal liability or personal obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation; provided, however, that the foregoing waiver and release shall not apply to claims and obligations for liability arising (i) under the reimbursement obligations under Section 5.6, (ii) from intentional misrepresentation in connection with this Agreement or fraud, or (iii) under the Voting Agreements or any other agreement entered into with Parent or Merger Sub or any of their Affiliates by a Company Affiliate in connection with the transactions contemplated hereby.

8.11         Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, but only to the extent expressly permitted by Section 7.2(b), Section 7.3 or Section 7.4) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.  In circumstances where the Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated on or prior to the earlier of the last day of the Marketing Period or the Termination Date (other than as a result of the Company’s refusal to close in violation of this Agreement) the parties acknowledge that the Company shall not be entitled to enforce specifically the obligations of Parent or Merger Sub to consummate the Merger; provided, that notwithstanding the foregoing, it is agreed that the Company shall be entitled to enforce specifically the Parent’s and Merger Sub’s obligation to draw upon and cause the Financing to be funded if the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (other than conditions which by their nature cannot be satisfied until Closing) and the funds contemplated by the Financing or any Alternate Financing shall be available.  Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

8.12         Joint Liability.  Each representation, warranty, covenant and agreement made by Parent or Merger Sub in this Agreement shall be deemed a representation, warranty, covenant and agreement made by Parent and Merger Sub jointly and all liability and obligations relating thereto shall be deemed a joint liability and obligation of Parent and Merger Sub.

8.13         Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by law would require the further approval by such stockholders without first obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.14         Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed:  (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, each party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

HEXION SPECIALTY CHEMICALS, INC.

By:	/s/ William H. Carter
Name:	William H. Carter
Title:	Executive Vice President and Chief Financial Officer

NIMBUS MERGER SUB INC.

By:	/s/ William H. Carter
Name:	William H. Carter
Title:	Executive Vice President and Chief Financial Officer

HUNTSMAN CORPORATION

By:	/s/ Jon M. Huntsman
Name:	Jon M. Huntsman
Title:	Chairman of the Board

Signature Page to Agreement and Plan of Merger